MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
As used in this management’s discussion and analysis ("MD&A"), unless the context indicates or requires otherwise, all references to the "Company", "Lightspeed", "we", "us" or "our" refer to Lightspeed Commerce Inc. together with our subsidiaries, on a consolidated basis as constituted on March 31, 2025.
This MD&A dated May 22, 2025, for the three months ended March 31, 2025 and 2024 and the years ended March 31, 2025 ("Fiscal 2025") and 2024 ("Fiscal 2024"), should be read in conjunction with the Company’s audited consolidated financial statements and the notes related thereto for the years ended March 31, 2025 and 2024, included elsewhere in this annual report. The financial information presented in this MD&A is derived from the Company’s audited annual consolidated financial statements for Fiscal 2025 and Fiscal 2024, which has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"). All amounts are in U.S. dollars except where otherwise indicated.
We have prepared this MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements, which requirements are different than those of the United States.
Additional information relating to Lightspeed, including our most recently completed Annual Information Form and our Annual Report on Form 40-F for the fiscal year ended March 31, 2025, is available on our website at investors.lightspeedhq.com and can be found on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.
Forward-looking Information
This MD&A contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking information") within the meaning of applicable securities laws. Forward-looking information may relate to our financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate; macroeconomic conditions such as inflationary pressures, interest rates and global economic uncertainty; our expectations regarding the costs, timing and impact of reorganizations and cost reduction initiatives and personnel changes; our expectations regarding our growth strategy focused on retail customers in North America and hospitality customers in Europe and our strategies for customers in other geographies and verticals, our expectations regarding capital expenditures and capital allocation strategies; geopolitical instability, terrorism, war and other global conflicts such as the Russian invasion of Ukraine and the Israel-Hamas war; and expectations regarding industry and consumer spending trends, our growth rates, the achievement of advances in and expansion of our platform, our focus on complex, high GTV customers, our revenue and the revenue generation potential of our payment-related and other solutions, the impact of our decision to sell our POS and payments solutions as one unified platform, our pricing and packaging initiatives; our gross margins and future profitability, acquisition, investment or divestiture outcomes and synergies, the impact of pending and threatened litigation, the impact of foreign currency fluctuations and the use of hedging on our results of operations, our business plans and strategies and our competitive position in our industry is forward-looking information.
In some cases, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "budget", "scheduled", "estimates", "outlook", "forecasts", "projection", "prospects", "strategy", "intends", "anticipates" or "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will", "will be taken", "occur" or "be achieved", the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
This forward-looking information and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances as at the date of the forward-looking information. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions made in respect of our ability to
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build our market share, including among high GTV customers; our ability to enter new markets and industry verticals; our ability to attract, develop and retain key personnel; our ability to execute our succession planning; our ability to manage supply chain risk; our ability to manage and maintain integrations between our platform and certain third-party platforms; our ability to execute on our business and operational strategy; our ability to execute on our expansion plans; our ability to execute on reorganizations and cost reduction initiatives; our ability to execute on our growth strategy focused on retail customers in North America and hospitality customers in Europe and our strategies for customers in other geographies and verticals; our ability to continue investing in infrastructure and implement scalable controls, systems and processes to support our growth; our ability to prevent and manage information security breaches or other cybersecurity threats; our ability to protect our intellectual property rights and the risk of claims by third parties of intellectual property infringement; the impact of class actions and other pending and threatened litigation; the impact of any external stakeholder activism; the pricing of our offerings; our ability to successfully execute our pricing and packaging initiatives; our ability to successfully sell our POS and payments solutions as one unified platform to both new and existing customers; our ability to effectively scale and manage risks related to our merchant cash advance program; our ability to selectively pursue strategic opportunities, successfully integrate the companies we have acquired and to derive the benefits we expect from the acquisition thereof; our ability to successfully make future investments in our business through capital expenditures; our ability to successfully execute our capital allocation strategies, including our share repurchase program; our ability to obtain and maintain financing on acceptable terms; currency exchange and interest rates, including inflation; seasonality in our business and in the business of our customers; the impact of intensifying competition; the changes and trends in our industry or the global economy, including changes in consumer spending; the possibility of further goodwill or other impairments; the impact of uncertainty and changes as a result of elections and changes in administrations in the U.S., Canada and Europe (including the impacts of tariffs, trade wars, or other trade conditions or protective government actions); environmental risks and the impact of certain natural disasters on our business and our customers; and changes in laws, rules, regulations, and global standards are material factors in preparing forward-looking information and management’s expectations.
Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in the "Summary of Factors Affecting our Performance" section of this MD&A, in the "Risk Factors" section of our Annual Information Form dated May 22, 2025, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.
If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove to be incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates and assumptions referred to above and described in greater detail in this MD&A should be considered carefully by prospective investors.
Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking information is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.
All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.
This MD&A includes certain trademarks, including "Lightspeed", "NuORDER" and other trademarks, which are protected under applicable intellectual property laws and are our property. Solely for convenience, our trademarks referred to in this MD&A may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks.
Additional information relating to Lightspeed, including our most recently completed Annual Information Form, can be found on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.
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Overview
Lightspeed offers a cloud-based commerce platform that connects suppliers, merchants and consumers while enabling omni-channel experiences. Our software platform provides our customers with the critical functionality they need to engage with consumers, manage their operations, accept payments, and grow their businesses. We serve customers globally, empowering single- and multi-location retailers, restaurants, golf course operators and other businesses to compete successfully in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels. We primarily target sophisticated small and medium-sized businesses ("SMBs") with our easy to use and cost efficient solutions. The majority of our revenue is recurring or reoccurring and we have a track-record of growing revenue per customer over time. Our differentiated product offerings have enabled us to develop a competitive position, particularly for retail customers in North America and hospitality customers in Europe.
Our cloud platform is designed around three interrelated elements: omni-channel consumer experience, a comprehensive back-office operations management suite to improve our customers’ efficiency and insight, and the facilitation of payments. Key functionalities of our platform include full omni-channel capabilities, point of sale ("POS"), product and menu management, kitchen display system ("KDS"), employee and inventory management (including ordering), analytics and reporting, multi-location connectivity, order anywhere and curbside pickup functionality, loyalty, customer management and tailored financial solutions such as Lightspeed Payments and Lightspeed Capital. By delivering our solutions through the cloud, we enable merchants to reduce dependency on the brick and mortar channel and interact with customers anywhere (in store, online, mobile and social), gain a deeper understanding of their customers and operations by tracking activity and key metrics across all channels, and update inventory, run analytics, change menus, send promotions and otherwise manage their business operations from any location.
Our flagship solutions include Lightspeed Restaurant, a unified hospitality commerce offering, and Lightspeed Retail, a retail commerce offering that unites advanced POS, payments, and eCommerce into one cohesive and powerful solution. In addition, Lightspeed eCommerce allows merchants to enhance omnichannel reach and increase selling flexibility, including through social media platforms and digital marketplaces. Our flagship solutions are seeing strong reception from customers globally, particularly among retail customers in North America and hospitality customers in Europe. We also continue to advance our strategy of expanding our presence within our key verticals, including with our Lightspeed Retail and Lightspeed NuORDER integration. This brings together brands and retailers as part of a wholesale network that is transforming how retailers and suppliers do wholesale commerce and enhancing how they complete inventory replenishment ordering. We are further focused on expanding our catalog content across both new and existing verticals, streamlining the process for retailers to manage their store data and simplify operational tasks. We believe our continued investment in this strategy represents an opportunity for us to distinguish ourselves from competitors.
Our position at the point of commerce puts us in a prime position for payment processing and allows us to collect transaction-related data insights. Our transaction-based revenue was $697.3 million for Fiscal 2025, an increase of 28% from the $545.5 million in transaction-based revenue for Fiscal 2024. This was primarily driven by increased customer adoption of our payments solutions resulting in an increase of 40% in GPV1 compared to Fiscal 2024. We began selling our POS and payments solutions together as one unified offering at the beginning of Fiscal 2024 and have increased our payments penetration as a result. We believe unified payments results in the best experience for customers by improving consistency and reliability, streamlining support and billing, and enhancing opportunities for them to avail themselves of innovative product functionality. In connection with our unified payments offering, we continue to support our customers with free hardware and implementation, contract buy-outs and competitive rates. As a result of this initiative, we now require our eligible new and existing customers to adopt our payments solutions. We believe processing additional GTV for new and existing customers through our payments solutions helps advance our growth strategies and enables us to reduce complexity in our business. In addition, this initiative helps reduce the costs of supporting a variety of third party payment processors.
Our platform is built to scale with our customers, supporting them as they open new locations, and offering them increasingly sophisticated solutions as their business requirements become more complex. Our platform helps SMBs avoid having to piece together multiple, and often disjointed, applications from various providers to leverage the technology they need to run and grow their businesses. Our ecosystem of development, channel and installation partners further reinforces the scalability of our solutions, making them customizable and extensible. We work alongside our customers through their business journey by providing onboarding and support services, and fundamentally believe that our success is directly connected to their success. Excluding the Ecwid eCommerce standalone product, our monthly ARPU1 was approximately $489 as at March 31, 2025 as compared to approximately $431 as at March 31, 2024.
1 Refer to the section entitled "Key Performance Indicators".
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To further complement our core cloud solutions, we offer a merchant cash advance program called Lightspeed Capital. This program provides cash advances to eligible merchants and is designed to help them with overall business growth and cash management. Merchants use these cash advances to manage their cash flows, to buy inventory, and to invest in marketing, amongst other things.
We sell our solutions primarily through our direct sales force in North America, Europe, the UK, Australia and New Zealand, supplemented by indirect channels in other countries around the world. Our platform is well-suited for various types of SMBs, particularly single- and multi-location retailers with complex operations, such as those with a high product count, diverse inventory needs or a service component, golf course operators and hospitality customers. We intend to focus our efforts primarily on retail customers in North America and hospitality customers in Europe.
We remain focused on attracting the right customer profile, particularly customers with a higher GTV and more complex needs, merchants which we believe are ideally suited for our industry-leading solutions. For Fiscal 2025, GPV was $33.9 billion compared to $24.2 billion for Fiscal 2024, representing growth of 40%. For Fiscal 2025, our cloud-based software-as-a-service platform processed GTV1 of $91.3 billion compared to $90.7 billion of GTV processed during Fiscal 2024. For the three months ended March 31, 2025, GPV was $7.9 billion compared to $6.6 billion for the three months ended March 31, 2024, representing growth of 19%.
As at March 31, 2025, we had Customer Locations in over 100 countries. When excluding eCommerce sites, the majority of our Customer Locations were retail customers in North America and hospitality customers in Europe.
We believe we have a distinct leadership position in SMB commerce given our scale, breadth of capabilities, and diversity of customers. We generate revenue primarily from the sale of cloud-based software subscriptions and our payments solutions. We offer pricing plans designed to meet the needs of our current and prospective customers that enable Lightspeed solutions to scale with SMBs as they grow. Our subscription plans vary from monthly plans to one-year and multi-year terms. We have also integrated our software with various third party payment processors who pay us a revenue share of the payment processing revenue for customers we refer to them. These arrangements generally predate the availability of our payments solutions in the various markets we serve, and we expect the revenue from these arrangements to continue to decrease over time as the number of our merchants using our payments solutions continues to increase.
Our total revenue has increased to $1,076.8 million for Fiscal 2025 from $909.3 million for Fiscal 2024, representing year-over-year growth of approximately 18%. For Fiscal 2025, subscription revenue accounted for 32% of our total revenues (35% for Fiscal 2024), and transaction-based revenue accounted for 65% of our total revenues (60% for Fiscal 2024).
In addition, we offer a variety of hardware and other services to provide value-added support to our merchants and supplement our subscription and transaction-based revenue solutions. These revenues are generally one-time revenues associated with the sale of hardware with which our solutions integrate and the sale of professional services in support of the installation and implementation of our solutions. For Fiscal 2025, this revenue accounted for 3% of our total revenue (5% for Fiscal 2024).
We plan to continue making deliberate investments to drive future growth including in Lightspeed NuORDER. We believe that our future success depends on a number of factors, including our ability to expand our market share among retail customers in North America and hospitality customers in Europe, execute our transformation strategy to focus on growth among retail customers in North America and hospitality customers in Europe, enhance customer experience and avail ourselves of upsell opportunities within our existing customer base, build on the successes of our payments and tailored financial solutions, add more solutions to our platform, expand our presence within verticals, and selectively pursue value-enhancing acquisitions and potential divestitures or other strategic opportunities.
We have undertaken several cost reduction initiatives including reorganizations aimed at streamlining the Company's operating model and aligning the organization with its profitable growth strategy. We will continue to invest in key product development and customer experiences.
We believe that we have significant opportunity to continue to expand ARPU given the number of customers adopting more Lightspeed products over time and that our continued investments will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our customers. We have not generated net income to date. If we are unable to successfully implement our growth strategies and cost reduction initiatives, we may not be able to achieve net income. For Fiscal 2025 and Fiscal 2024, we incurred an operating loss of $696.0 million and $203.0 million, respectively. The operating loss for
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Fiscal 2025 increased primarily due to a non-cash goodwill impairment charge of $556.4 million. Our cash flows used in operating activities for Fiscal 2025 were $32.8 million compared to $97.7 million for Fiscal 2024, and our Adjusted Free Cash Flow used2 for Fiscal 2025 was $11.2 million compared to $64.5 million for Fiscal 2024.
Sustainability
Sustainability is embedded in our guiding principles, and we are working towards a sustainable future and a greener economy. As part of this commitment, we have taken steps to help our customers reduce their carbon footprint. We partner with GiftTrees on a Carbon Friendly Dining program. The partnership gives our customers' diners the ability to offset the carbon emissions associated with their purchase by planting trees and provides our customers with sustainable credits towards purchasing Lightspeed products. The program has resulted in the planting of over 2 million trees. In addition to helping offset carbon emissions, these trees provide food, income and education for the communities sponsored to plant the trees. We also partner with TravelPerk to offset carbon emissions for our business travel by airplane, automobile, and train. We choose to partner with companies that are also environmentally conscientious. Most of our solutions are powered by Amazon Web Services ("AWS") and Google Cloud platforms. In 2023, Google Cloud and AWS matched 100% of their annual electricity consumption with renewable energy purchases. We launched an Employee-led Network focused on sustainability, through which employees can foster awareness, advocate for impactful change, and consider eco-friendly solutions that can be integrated into our operations and community interactions.
Lightspeed is also a place of diversity, equity and inclusion, and it has been since our Chief Executive Officer Dax Dasilva founded the Company in Montreal’s Gay Village in 2005. The first four Lightspeed team members were all from the LGBTQ2S+ community and according to our latest 2024 DEI engagement survey (participation is voluntary), 11% of the respondents identify themselves as LGBTQ2S+, with 1% identifying as transgender and another 2% as an "other" gender identity. Our commitment to a diverse and inclusive workplace can be seen at all levels of our Company, including our Employee-led Networks for women, LGBTQ2S+ community members and BIPOC community members. As of the date hereof, 40% of the independent members on our board of directors are women. Furthermore, 33% of our executive officers are women. We believe in creating value across our ecosystem, including by ensuring meaningful wealth creation opportunities for all employees. Permanent employees are granted an equity stake in the Company upon hire, ensuring employees’ interests are aligned with those of our shareholders.
Macroeconomic Conditions
There continues to be uncertainty in the macroeconomic environment, including with respect to inflationary pressures, changes in consumer spending, exchange rate fluctuations, changes in interest rates, the geopolitical and social landscape and changes in trade conditions (including tariffs, trade wars and other protective government actions). This macroeconomic uncertainty makes it difficult to assess the future impact these events and conditions will have on our customer base, the end markets we serve and the resulting effect on our business and operations, both in the short term and in the long term.
Despite these ongoing risks and uncertainties, we continue to believe there is an accelerated need for our solutions in the industries we serve as SMBs look to augment traditional in-person selling models with online and digital strategies, operate with fewer employees to manage labor shortages by automating time-consuming tasks, and find new efficiencies and insights into their business. A large portion of our market is currently served by legacy on-premise systems that are expensive, complicated, outdated, and poorly equipped to help SMBs adapt to this immediate need. This represents a significant opportunity for us to continue to fuel adoption of our solutions. Lightspeed believes it is well-positioned to capitalize on this opportunity and will continue to leverage its privileged position at the point of sale to also seize our payments opportunity.
Seizing our payments opportunity means continuing to increase our GPV, which for Fiscal 2025 was $33.9 billion up 40% from $24.2 billion in Fiscal 2024. We expect changes in consumer spending or other macroeconomic conditions in the various geographies in which we operate to continue to cause variability in our GTV and GPV; however, we believe the diversity in the customer verticals and the geographies we serve will continue to be a strong asset of the business.
Additionally, the Israel-Hamas war and the Russian invasion of Ukraine have created and are expected to continue to create further global economic uncertainty. We do not have any significant operations, customers or supplier relationships in the Middle East, Russia, Belarus or Ukraine, and have ceased our selling activities to customers in Russia. We do have personnel in Russia who were brought on via our acquisition of Ecwid, and as part of our business continuity plans have relocated many outside of Russia to mitigate any reliance on the region. We will continue to monitor these situations, and related evolving sanctions and export controls, and have and may continue to adjust our business practices as required by applicable rules and regulations.
2Refer to the section entitled "Non-IFRS Measures and Ratios and Reconciliation of Non-IFRS Measures and Ratios".
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We continue to monitor the impact of macroeconomic events and conditions on our business, financial condition and operations, as further discussed below. Refer to the section of this MD&A entitled "Summary of Factors Affecting Our Performance", to the "Risk Factors" section of our most recent Annual Information Form, and to our other filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov, for a discussion about the risks with which we are faced.
Key Performance Indicators
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key performance indicators are also used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use industry metrics in the evaluation of issuers. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.
Average Revenue Per User. "Average Revenue Per User" or "ARPU" represents the total subscription revenue and transaction-based revenue of the Company in the period divided by the number of Customer Locations of the Company in the period. We use this measure as we believe it provides a helpful supplemental indicator of our progress in growing the revenue that we derive from our customer base. When excluding Customer Locations attributable to the Ecwid eCommerce standalone product, which Customer Locations carry a lower ARPU, the monthly ARPU of our Customer Locations increased by 13% to approximately $489 per Customer Location as at March 31, 2025 compared to approximately $431 per Customer Location as at March 31, 2024. For greater clarity, the number of Customer Locations of the Company in the period is calculated by taking the average number of Customer Locations throughout the period. Customer Location means a billing merchant location for which the term of services has not ended, or with which we are negotiating a renewal contract, and, in the case of NuORDER, a brand with a direct or indirect paid subscription for which the term of services has not ended or in respect of which we are negotiating a subscription renewal. A single unique customer can have multiple Customer Locations including physical and eCommerce sites (this has changed prospectively as detailed below) and in the case of NuORDER, multiple subscriptions. We use this measure as we believe that our ability to increase the number of Customer Locations with a high GTV per year and the number of retail Customer Locations in North America and hospitality Customer Locations in Europe served by our platform is an indicator of our success in terms of market penetration and growth of our business. Excluding Customer Locations attributable to the Ecwid eCommerce standalone product, our Customer Locations decreased from approximately 165,000 as at March 31, 2024 to approximately 162,000 as at March 31, 2025 as we focus on retail Customer Locations in North America and hospitality Customer Locations in Europe as opposed to total Customer Locations.
As our POS and eCommerce solutions are packaged as a single omnichannel product, we believe the distinction between physical sites and eCommerce sites has become less meaningful. As such, in respect of periods ending after March 31, 2025, Customer Locations will no longer be calculated to include eCommerce sites and the definition of Customer Locations will be updated as follows: Customer Location means a billing merchant location for which the term of services has not ended, or in respect of which we are negotiating a renewal contract, and, in the case of NuORDER, a brand with a direct or indirect paid subscription for which the term of services has not ended or in respect of which we are negotiating a subscription renewal. A single unique customer can only have multiple Customer Locations if it has multiple physical sites and in the case of NuORDER, multiple subscriptions. Subscription revenue and transaction-based revenue attributable to standalone eCommerce sites is excluded from ARPU. Under this new definition, Customer Locations as at March 31, 2025 were approximately 144,000 compared to approximately 146,000 as at March 31, 2024 and the monthly ARPU of our Customer Locations increased by 13% to approximately $545 as at March 31, 2025 compared to approximately $482 per Customer Location as at March 31, 2024.
Gross Payment Volume. "Gross Payment Volume" or "GPV" means the total dollar value of transactions processed, excluding amounts processed through the NuORDER solution, in the period through our payments solutions in respect of which we act as the principal in the arrangement with the customer, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe that growth in our GPV demonstrates the extent to which we have scaled our payments solutions. As the number of Customer Locations using our payments solutions grows, particularly those with a high GTV, we will generate more GPV and see higher transaction-based revenue. For the three months ended March 31, 2025, GPV was $7.9 billion compared to $6.6 billion for the three months ended March 31, 2024, representing growth of 19%. For Fiscal 2025, GPV was $33.9 billion compared to $24.2 billion for Fiscal 2024, representing growth of 40%. We have excluded amounts processed through the NuORDER solution from our GPV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust
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payments solution for business-to-business volume. Some of our brands can accept certain payments from retailers in certain of our geographies, and we may in the future include such volume in GPV once we have further developed our payments solution for business-to-business volume.
Gross Transaction Volume. "Gross Transaction Volume" or "GTV" means the total dollar value of transactions processed through our cloud-based software-as-a-service platform, excluding amounts processed through the NuORDER solution, in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe GTV is an indicator of the success of our customers and the strength of our platform. GTV does not represent revenue earned by us. For the three months ended March 31, 2025, GTV was $20.6 billion compared to $20.7 billion for the three months ended March 31, 2024, flat to the prior year. For Fiscal 2025, GTV was $91.3 billion compared to $90.7 billion for Fiscal 2024. We have excluded amounts processed through the NuORDER solution from our GTV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume. Some of our brands can accept certain payments from retailers in certain of our geographies, and we may in the future include such volume in GTV once we have further developed our payments solution for business-to-business volume.
Non-IFRS Measures and Ratios and Reconciliation of Non-IFRS Measures and Ratios
The information presented within this MD&A includes certain non-IFRS financial measures such as "Adjusted EBITDA", "Adjusted Income" and "Adjusted Free Cash Flow" and the non-IFRS ratio "Adjusted Income per Share - Basic and Diluted". These measures and ratios are not recognized measures and ratios under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures and ratios presented by other companies. Rather, these measures and ratios are provided as additional information to complement those IFRS measures and ratios by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures and ratios should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures and ratios are used to provide investors with supplemental measures and ratios of our operating performance and liquidity and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures and ratios in the evaluation of issuers. Our management also uses non-IFRS measures and ratios in order to facilitate operating performance comparisons from period to period, to prepare operating budgets and forecasts and to determine components of management compensation.
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Adjusted EBITDA
Adjusted EBITDA is defined as net loss excluding interest, taxes, depreciation and amortization, or EBITDA, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, foreign exchange gains and losses, transaction-related costs, restructuring, litigation provisions and goodwill impairment. We believe that Adjusted EBITDA provides a useful supplemental measure of the Company’s operating performance, as it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business. The following table reconciles net loss to Adjusted EBITDA for the periods indicated:

	Three months ended March 31,		Fiscal year ended March 31,

(In thousands of US dollars)	2025	2024	2025	2024
	$	$	$	$

Net loss	(575,943)	(32,540)	(667,196)	(163,964)
Share-based compensation and related payroll taxes(1)	11,812	8,112	56,578	73,785
Depreciation and amortization(2)	23,681	27,090	100,991	109,628
Foreign exchange loss (gain)(3)	(668)	501	594	882
Net interest income(2)	(8,401)	(10,524)	(36,498)	(42,531)
Acquisition-related compensation(4)	157	—	366	3,105
Transaction-related costs(5)	38	1,766	5,167	2,208
Restructuring(6)	1,430	5,422	17,503	7,206
Goodwill impairment(7)	556,440	—	556,440	—
Litigation provisions(8)	98	2,782	12,055	7,470
Income tax expense	4,290	1,782	7,687	3,476

Adjusted EBITDA	12,934	4,391	53,687	1,265
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three months and fiscal year ended March 31, 2025, share-based compensation expense was $12,622 and $55,605, respectively (March 2024 - expense of $10,415 and $72,918 excluding $1,995 of share-based compensation expense acceleration that was classified as restructuring), and related payroll taxes were a recovery of $810 and an expense of $973, respectively (March 2024 - recovery of $2,303 and an expense of $867). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 8 of the audited annual consolidated financial statements for additional details). These expenses exclude share-based compensation classified as restructuring, which has been included in the restructuring expense.
(2)In connection with the accounting standard IFRS 16 - Leases, for the three months ended March 31, 2025, net loss includes depreciation of $1,239 related to right-of-use assets, interest expense of $280 on lease liabilities, and excludes an amount of $2,128 relating to rent expense ($2,418, $314, and $1,844, respectively, for the three months ended March 31, 2024). For Fiscal 2025, net loss includes depreciation of $5,220 related to right-of-use assets, interest expense of $1,306 on lease liabilities, and excludes an amount of $8,509 relating to rent expense ($7,946, $1,211 and $7,814, respectively, for Fiscal 2024).
(3)These non-cash gains and losses relate to foreign exchange translation.
(4)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(5)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses.
(6)Certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. During Fiscal 2025, we announced and implemented reorganizations aimed at streamlining the Company's operating model and aligning the organization with its profitable growth strategy. The expenses associated with reorganization initiatives were recorded as a restructuring charge (see note 24 of the audited annual consolidated financial statements for additional details).
(7)This amount represents a non-cash goodwill impairment charge in the three months ended March 31, 2025 (see note 16 of the audited annual consolidated financial statements for additional details).
(8)These amounts represent provisions taken, settlement amounts and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts are included in general and administrative expenses (see note 24 of the audited annual consolidated financial statements for additional details).
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Adjusted Income and Adjusted Income per Share - Basic and Diluted
Adjusted Income is defined as net loss excluding amortization of intangibles, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, transaction-related costs, restructuring, litigation provisions, deferred income tax expense (recovery) and goodwill impairment. We use this measure as we believe excluding amortization of intangibles and certain other non-cash or non-operational expenditures provides a helpful supplementary indicator of our business performance as it allows for more accurate comparability across periods. Adjusted Income per Share - Basic and Diluted is defined as Adjusted Income divided by the weighted average number of common shares (basic and diluted). We use Adjusted Income per Share - Basic and Diluted to provide a helpful supplemental indicator of the performance of our business on a per share (basic and diluted) basis. The following table reconciles net loss to Adjusted Income for the periods indicated:

	Three months ended March 31,		Fiscal year ended March 31,

(In thousands of US dollars, except number of shares and per share amounts)	2025	2024	2025	2024
	$	$	$	$

Net loss	(575,943)	(32,540)	(667,196)	(163,964)
Share-based compensation and related payroll taxes(1)	11,812	8,112	56,578	73,785
Amortization of intangible assets	20,820	22,882	88,432	95,048
Acquisition-related compensation(2)	157	—	366	3,105
Transaction-related costs(3)	38	1,766	5,167	2,208
Restructuring(4)	1,430	5,422	17,503	7,206
Goodwill impairment(5)	556,440	—	556,440	—
Litigation provisions(6)	98	2,782	12,055	7,470
Deferred income tax expense (recovery)	154	102	191	(323)

Adjusted Income	15,006	8,526	69,536	24,535

Weighted average number of Common Shares – basic and diluted(7)	152,106,608	154,863,581	153,676,514	153,765,412

Net loss per share – basic and diluted	(3.79)	(0.21)	(4.34)	(1.07)
Adjusted Income per Share – Basic and Diluted	0.10	0.06	0.45	0.16
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three months and fiscal year ended March 31, 2025, share-based compensation expense was $12,622 and $55,605, respectively (March 2024 - expense of $10,415 and $72,918 excluding $1,995 of share-based compensation expense acceleration that was classified as restructuring), and related payroll taxes were a recovery of $810 and an expense of $973, respectively (March 2024 - recovery of $2,303 and an expense of $867). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 8 of the audited annual consolidated financial statements for additional details). These expenses exclude share-based compensation classified as restructuring, which has been included in the restructuring expense.
(2)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(3)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses.
(4)Certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. During Fiscal 2025, we announced and implemented reorganizations aimed at streamlining the Company's operating model and aligning the organization with its profitable growth strategy. The expenses associated with reorganization initiatives were recorded as a restructuring charge (see note 24 of the audited annual consolidated financial statements for additional details).
(5)This amount represents a non-cash goodwill impairment charge in the three months ended March 31, 2025 (see note 16 of the audited annual consolidated financial statements for additional details).
(6)These amounts represent provisions taken, settlement amounts and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts are included in general and administrative expenses (see note 24 of the audited annual consolidated financial statements for additional details).
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(7)For the three months and fiscal year ended March 31, 2025, because the impact of including potentially-dilutive shares in the Weighted average number of Common Shares - basic and diluted would not result in a change in the Adjusted Income per Share - Basic and Diluted, the Weighted average number of Common Shares - basic and diluted was not adjusted to include the potentially-dilutive shares.
Adjusted Free Cash Flow
Adjusted Free Cash Flow is defined as cash flows from (used in) operating activities as adjusted for the payment of amounts related to capitalized internal development costs, the payment of amounts related to acquiring property and equipment and certain cash inflows and outflows associated with merchant cash advances. We use this measure as we believe including or excluding certain inflows and outflows provides a helpful supplemental indicator to investors of the Company's ability to generate cash flows. The following table reconciles cash flows from (used in) operating activities to Adjusted Free Cash Flow for the periods indicated:

	Three months ended March 31,		Fiscal year ended March 31,

(In thousands of US dollars)	2025	2024	2025	2024
	$	$	$	$

Cash flows used in operating activities	(9,938)	(28,536)	(32,762)	(97,667)
Capitalized internal development costs(1)	(6,058)	(2,958)	(19,342)	(10,678)
Additions to property and equipment(2)	(941)	(3,315)	(3,781)	(7,506)
Merchant cash advances, net(3)	7,639	18,493	44,719	51,346

Adjusted Free Cash Flow	(9,298)	(16,316)	(11,166)	(64,505)
(1)These amounts represent the cash outflow associated with capitalized internal development costs. These amounts are included within the cash flows from (used in) investing activities section of the audited annual consolidated statements of cash flows. If these costs were not capitalized as an intangible asset, they would be part of our cash flows from (used in) operating activities.
(2)These amounts represent cash outflows associated with the purchase of property and equipment. These amounts are included within the cash flows from (used in) investing activities section of the audited annual consolidated statements of cash flows.
(3)These amounts represent cash outflows, including the principal advanced, and cash inflows, including the repayment of principal, in respect of merchant cash advances.
Outlook
A discussion of management's expectations as to the Company's outlook for the three months ending June 30, 2025 and fiscal year ending March 31, 2026 is contained in the Company's press release dated May 22, 2025 under the heading "Financial Outlook". The press release is available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Information contained in, or otherwise accessed through, such press release is not deemed part of this MD&A and such press release and information is not incorporated by reference herein.
Summary of Factors Affecting our Performance
We believe that the growth and future success of our business depends on many factors, including those described below. While each of these factors presents significant opportunities for our business, they also pose important challenges, some of which are discussed below, in the "Risk Factors" section of our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.
Market Adoption of our Platform
We intend to continue to drive adoption of our advanced commerce platform by scaling our solutions to meet the needs of both new and existing customers, with our focus being on complex high GTV customers, particularly retail customers in North America and hospitality customers in Europe. We believe that there is significant potential to increase penetration among retail customers in North America and hospitality customers in Europe as these are the markets in which we believe we have the strongest product-market fit. We plan to do this by further developing our products and services, further enhancing our customer experience, embedding ourselves up and down the supply chain within the ecosystem of verticals as well as continuing to invest
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in marketing strategies tailored to attract new businesses to our platform. We plan to continue to invest in our platform to drive market adoption, particularly with retail customers in North America and hospitality customers in Europe, and our operating cash flows may fluctuate and our profitability may be impacted as we make these investments. Our market is large, evolving, highly-fragmented, competitive and has low barriers to entry in many of the countries in which we operate. Our competitors range from large, well-established vendors to smaller, earlier-stage ones. Competition has intensified in our industry and we expect it to continue to intensify in the future, particularly as industry consolidation occurs and as large, well-established vendors increasingly service more complex customers and shift their focus to in-person shopping and services. We are focused on selling our flagship products in certain key verticals, verticals in which we have the strongest product-market fit, as we believe these core offerings reduce complexity, help improve go-to-market momentum and help deliver stronger performance.
Customer Adoption of our Payments Solutions
We believe that our payments solutions will continue to be an important part of our business as we continue to increase their availability throughout our customer base. Our payments solutions are designed to be transparent and easy to understand, and we have priced our solutions at market competitive rates. We continue to see adoption of our payment processing solutions, which are one of the largest drivers of revenue growth for the Company. As a significant proportion of our revenue is generated from our payments solutions, we believe that while our total revenues may grow, our gross margins will be impacted by the lower gross margin profile of our transaction-based revenue stream relative to the higher gross margin profile of our subscription revenue stream. We began selling our POS and payments solutions together as one unified offering at the beginning of Fiscal 2024 and have increased our payments penetration as a result. We believe unified payments results in the best experience for customers by improving consistency and reliability, streamlining support and billing, and enhancing opportunities for them to avail themselves of innovative product functionality. In connection with our unified payments offering, we continue to support our customers with free hardware and implementation, contract buy-outs and competitive rates. As a result of this initiative, we now require our eligible new and existing customers to adopt our payments solutions. We believe processing additional GTV for new and existing customers through our payments solutions helps advance our growth strategies and enables us to reduce complexity in our business. In addition, this initiative helps reduce the costs of supporting a variety of third party payment processors. We are limited in our ability to switch certain customers to our embedded payments solution by virtue of the terms and conditions of partnerships we have with third party payments processors. Further, our third party partners have in the past and may in the future allege that we have improperly engaged with certain customers or otherwise breached our contractual obligations to them. Any such allegations could damage our reputation and brand and further expose us to a risk of litigation or other liabilities, which are costly, time consuming, distracting to management and adversely affect our ability to successfully sell our POS and payments solutions together as one unified offering.
Cross-selling and Up-selling with Existing Customers
Our existing customers represent a significant opportunity to cross-sell and up-sell products and services with significantly lower sales and marketing expense. We use a "land, onboard and expand" approach, with many of our customers initially deploying our platform for a specific use case. Once they realize the benefits and wide functionality of our platform, they can expand the number of use cases including services such as Lightspeed Advanced Insights and Lightspeed Capital. We plan to continually invest in product development, and in sales and marketing, to add more solutions to our platform and to increase the usage and awareness of our solutions. Such investments include improvements to Lightspeed NuORDER, building upon its existing foundation to enable a more seamless inventory ordering process straight from our merchants’ POS. We're further developing its capabilities to provide brands with more actionable data insights on consumers and trends to optimize manufacturing and distribution. We are also focused on expanding our catalog content across both new and existing verticals, streamlining the process for retailers to manage their store data and simplify operational tasks. Additionally, we plan to invest in and adopt innovative solutions and practices. Our future revenue growth and our ability to achieve and maintain profitability are dependent upon our ability to maintain existing customer relationships and to continue to expand our customers’ use of our comprehensive suite of solutions. Customer experience, retention and expansion of the suite of solutions will be particularly important drivers for our customers.
Pricing Decisions and Initiatives
We generate revenue primarily from the sale of cloud-based software subscriptions and our payments solutions. We offer pricing plans designed to meet the needs of our current and prospective customers that enable Lightspeed solutions to scale with SMBs as they grow. Our subscription plans vary from monthly plans to one-year and multi-year terms. We have changed our pricing models from time to time and expect to do so in the future. See the risk factor in our Annual Information Form titled "Our pricing decisions may fail to generate expected results and may adversely affect our ability to attract new merchants and retain existing merchants" for more information on the risks related to our pricing decisions and initiatives.
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Use of Artificial Intelligence and Machine Learning in our Solutions and Operations
We, and many of our partners and suppliers, have and will continue to incorporate artificial intelligence, or AI, solutions into our business and operations from time to time. As with many innovations, AI presents risks and challenges that could affect its further development, adoption, and utilization, and therefore affect our business. If the content, recommendations or analyses that AI applications assist in producing are or are alleged to be deficient or inaccurate, we could be subject to competitive risks, potential legal or financial liability, and reputational harm. The use of AI applications may also result in cybersecurity or privacy incidents. Any such incidents related to our use of AI applications could adversely affect our business. In addition, AI may present emerging ethical issues. If our use of AI becomes controversial, we may experience reputational harm or other liabilities. Further, given the nascence of AI, factors that may impact AI, such as government regulations and market demand, are uncertain, and we may be unsuccessful in our product development efforts.
Our competitors or other third parties may also incorporate AI into their products and operations. If they adopt the use of AI more quickly or more successfully than us, our ability to compete effectively may be impaired, which may adversely affect our business and results of operations. See the risk factor in our Annual Information Form titled "Development of AI and its integration to our operations could present risks and challenges to our business" for more information on the risks related to the use of artificial intelligence and machine learning in our solutions and operations.
Economic Conditions and Resulting Consumer Spending Trends
Our performance is subject to worldwide economic conditions and global events, including political, economic, social and environmental risks that may impact our operations or our customers’ operations. Such conditions and events may adversely affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. Deterioration in general economic conditions, including any rise in unemployment rates, inflation, tariffs and increases in interest rates, have adversely affected in the past and may in the future adversely affect consumer spending, consumer debt levels and payment card usage, and as a result, have adversely affected in the past and may in the future adversely affect our financial performance by reducing the number of transactions or average purchase amount of transactions processed using our payments solutions. Deterioration in general economic conditions may also cause financial institutions to restrict credit lines to cardholders or limit the issuance of new cards to mitigate cardholder credit concerns, which could also reduce the number or average purchase amount of transactions processed using our payments solutions. Many of the customers that use our platform are SMBs and many are also in the entrepreneurial stage of their development. SMBs may be disproportionately affected by the aforementioned economic conditions or economic downturns, especially if they sell discretionary goods. SMBs may also be disproportionately affected by other economic conditions, including labor shortages and global supply chain issues. SMBs frequently have limited budgets and may choose to allocate their spending to items other than our platform, especially in times of economic uncertainty or recessions. Economic, political and geopolitical uncertainties, including those related to elections and changes in administrations in the U.S., Canada and Europe (including the impacts of tariffs, other trade conditions or protective government actions), the Israel-Hamas war and Russia's invasion of Ukraine may further amplify such risks.
Economic downturns have and may continue to adversely impact retail and hospitality sales, which could result in us processing lower payments volumes and customers who use our platform going out of business or deciding to stop using our services in order to conserve cash. Moreover, our customers that run restaurants or customers in certain of our retail verticals operate in industries which are intensely competitive and subject to heightened exposure to economic conditions affecting consumer discretionary spending, resulting in overall risk and a rate of failure that are typically greater than for businesses generally.
Weakening economic conditions may also adversely affect third parties, including suppliers and partners, with whom we have entered into relationships and upon whom we depend in order to operate and grow our business. Uncertain and adverse economic conditions may also lead to increased write-offs of our trade receivables, and refunds and chargebacks or potential losses to our merchant cash advance program, any of which could adversely affect our business.
Scaling our Sales and Marketing Team
Our ability to achieve significant growth in future revenue will largely depend upon the effectiveness of our sales and marketing efforts globally. The majority of our sales and marketing efforts are accomplished in-house, and we believe the strength of our sales and marketing team is critical to our success. We have invested and intend to continue to invest meaningfully in terms of expanding our sales force, and consequently, we anticipate that our sales headcount will increase as a result of these investments. To complement this strategy, we invest in outbound-led lead generation, particularly focusing on retail customers in North America and hospitality customers in Europe, and complex merchants and restaurateurs with high annual GTV. Our outbound-led lead generation involves the use of field sales teams and in-office outbound sales. In Fiscal 2025, as part of our transformation
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strategy, we have begun to enhance our go-to-market strategy with more targeted outbound efforts, field sales, and local marketing expansion. This includes the use of verticalized sales and marketing execution to help maximize efficiency and win customers, including deepening supplier integration in our target verticals for retail customers in North America. For hospitality customers in Europe, we have begun scaling field sales teams and local marketing to support growing lead volume.
Retaining and Motivating Qualified Personnel
Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. Our ability to identify, hire, develop, motivate and retain qualified personnel will directly affect our ability to maintain and grow our business, and such efforts will require significant time, expense and attention. Our ability to continue to attract and retain highly skilled personnel, specifically employees with technical and engineering skills, employees with high levels of experience in designing and developing software and internet-related services, and employees with skills in emerging technologies such as artificial intelligence, will be critical to our future success and demand and competition for such talent is high. We are also substantially dependent on our direct sales force to obtain new customers and increase sales to existing customers, including with respect to our scaling outbound go-to-market motion for retail customers in North America and scaling field sales motion for hospitality customers in Europe. There is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve revenue growth will depend, in large part, on our success in recruiting, training, and retaining a sufficient number of sales personnel to support our growth. While we have in the past issued, and intend to continue to issue, options, restricted share units or other equity awards as key components of our overall compensation, employee attraction and retention efforts, we are required under IFRS Accounting Standards to recognize share-based compensation expense in our operating results for employee share-based compensation under our equity grant programs which, among other factors, may increase the pressure to limit share-based compensation. Further, certain restrictions pursuant to our equity award plans limit the amount of equity awards we may grant which may require us to offer alternative forms of compensation. See the risk factor in our Annual Information Form titled "If we are unable to hire, retain and motivate qualified personnel, our business will suffer" for more information.
Seasonality
We believe our transaction-based revenues will continue to represent a significant proportion of our overall revenue mix as a result of customer adoption of our payments solutions, and we expect seasonality of our quarterly results to continue. We expect our overall revenue to continue to be correlated to our GPV. While we have observed seasonality for certain prior quarters, historical patterns in our business have not always been and may not in the future be a reliable indicator for our future performance.
Foreign Currency
Exchange rate fluctuations may negatively affect our results of operations. Our presentation and functional currency is the U.S. dollar. Even though we derive the largest portion of our revenues in U.S. dollars and the largest portion of our expenses in U.S. dollars, a portion of our revenues and expenses are also derived in foreign currencies. As a result, exchange rate fluctuations have and may in the future continue to negatively affect our revenue as our software subscriptions are generally billed in the local currency of the country in which the customer is located, and the underlying GTV and GPV (from which we earn transaction-based revenue) is also expected to be denominated in local currency. To the extent that we have significant revenues denominated in foreign currencies, any strengthening of the U.S. dollar would reduce our revenues as measured in U.S. dollars. Our head office and a significant portion of our employees are located in Canada, along with additional presence in the United States, Europe, Australia and New Zealand. In addition to U.S. dollars, a large amount of our expenses are incurred in Canadian dollars and Euros with a smaller proportion of expenses incurred in other foreign currencies. As a result, our expenses may be adversely impacted by a decrease in the value of the U.S. dollar relative to these currencies but primarily the Canadian dollar and the Euro.

We have a hedging program to mitigate the impact of foreign currency fluctuations on future cash flows and expenses by entering into foreign exchange forward contracts which we have designated as cash flow hedges. Our hedging program does not mitigate the impact of foreign currency fluctuations on our revenue. We do not have foreign exchange forward contracts in place with respect to all currencies in which we currently do business but may, from time to time, enter into additional foreign exchange forward contracts in respect of other foreign currencies. Currency hedging entails a risk of illiquidity and, to the extent that the applicable foreign currency fluctuates in value against the U.S. dollar, the use of hedges could result in losses greater than if the hedging had not been used. There can be no assurance that our hedging strategies, if any, will be effective in the future or that we will be able to enter into foreign exchange forward contracts on satisfactory terms. See the "Risk Factors" section of our most recent Annual Information Form, which can be found on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov, for a discussion on exchange rate fluctuations.
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Selective Pursuit of Acquisitions and Strategic Opportunities
We have complemented our organic growth strategies by taking a targeted and opportunistic approach to acquisitions, identifying acquisition targets with a view to accelerating our product roadmap, increasing our market penetration, going deep into verticals and creating value for our shareholders. Throughout our history, we have accrued significant sales and marketing expertise, which we leverage to facilitate our continued expansion both organically and in integrating the companies we acquire.
We believe that we remain well-positioned to continue to grow organically and to selectively pursue new acquisitions and other strategic opportunities given our experience and scale. However, such acquisitions, investments and strategic opportunities could divert management’s attention, result in operating difficulties due to a lack of timely and proper completion or integration, or otherwise disrupt our operations and adversely affect our business, operating results or financial position, regardless of whether such acquisitions, investments or strategic opportunities are ultimately completed.
Goodwill Impairment
We have incurred a non-cash impairment charge for goodwill and may incur further impairment charges which would negatively impact our operating results. We account for goodwill impairment in accordance with IAS 36, Impairment of Assets, which among other things, requires that goodwill be tested for impairment at least annually. During the three months ended March 31, 2025, there were changes in macroeconomic conditions and our share price and market capitalization decreased. This led to the carrying amount of our net assets exceeding our market capitalization as at March 31, 2025. This triggered an impairment test to be performed on the Company's goodwill for our operating segment (the "Segment"), as defined in note 3 of the audited annual consolidated financial statements, which is the level at which management monitors goodwill. Our test as at March 31, 2025 resulted in a non-cash impairment charge of $556.4 million related to goodwill during the three months ended March 31, 2025 as the terminal value multiple was negatively impacted by the macroeconomic conditions, and our revenue growth rate was negatively impacted by the macroeconomic impact on our customers' sales.
If the carrying value of the Segment is below the Segment's recoverable amount in the future, we may have to recognize further goodwill impairment losses in our results of operations in future periods. This could impair our ability to achieve profitability in the future. Goodwill is more susceptible to impairment risk if business operating results or economic conditions deteriorate. We are required to perform our next annual goodwill impairment analysis on December 31, 2025, or earlier should there be a goodwill impairment trigger before then. For additional information, refer to note 16 of our audited annual consolidated financial statements for Fiscal 2025.
Key Components of Results of Operations
Revenues
Subscription Revenue
We principally generate subscription-based revenue through the sale of subscriptions to our software solutions. We offer pricing plans designed to meet the needs of our current and prospective customers that enable our solutions to scale with customers as they grow. Our subscription plans are sold as monthly, one-year or multi-year plans. Subscription plans for our cloud-based solutions include maintenance and support. Customers purchase subscription plans directly from us or through our channel partners. In addition to the core subscriptions outlined above, customers can purchase add-on services such as Delivery, Advanced Insights, Accounting and Inventory, amongst others. In addition, we generate revenues through revenue sharing agreements from our partners.
Transaction-based Revenue
We generate transaction-based revenues by providing our customers with the functionality to accept payments from consumers. Such revenues come in the form of transaction fees and represent a percentage of GTV processed by our customers through our offered solutions. We generate transaction-based revenues from our payments solutions as well as our revenue sharing agreements with our integrated payment partners. The revenue sharing arrangements mainly predate the availability of Lightspeed Payments and are also the result of inherited revenue streams from some of our acquisitions. Since we do not act as the principal in these arrangements, we recognize revenue from these streams at the net amount retained by us in accordance with IFRS Accounting Standards. It also means we generally earn inferior economics as a result when compared to payments solutions in respect of which we act as principal given that we have less control of the underlying customer relationship. We have, on multiple occasions, been able to leverage our increased scale to renegotiate our relationships with our payments partners resulting in better payments economics overall. We also earn revenues from Lightspeed Capital, a merchant cash advance program pursuant to
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which we purchase a designated amount of future receivables at a discount, and the customer remits a fixed percentage of their daily sales to us, until the outstanding balance has been fully remitted.
Our payments solutions allow our customers to accept electronic payments in-store, through connected terminals and online. Offering embedded payments functionality is highly complementary to the platform we offer our customers today and will allow us to monetize a greater portion of the $91.3 billion in GTV processed in Fiscal 2025.
Hardware and Other Revenue
These revenues are generally one-time revenues associated with the sale of hardware with which our solutions integrate and the sale of professional services in support of the installation and implementation of our solutions. We generate revenues through the sale of POS peripheral hardware such as our tablets, customer facing displays, KDS screens, receipt printers, networking hardware, cash drawers, payment terminals, servers, stands, bar-code scanners, and an assortment of accessories.
Although our software solutions are intended to be turnkey solutions that can be used by the customer as delivered, we provide professional services to our customers in some circumstances in the form of on-site installations and implementations. These implementation services are typically delivered through our internal integrations team or through a network of partners. Additionally, from time to time we earn one-time fees for integration work performed pursuant to certain strategic partnerships.
Direct Cost of Revenues
Subscription Cost of Revenue
Cost of subscription revenue primarily includes salaries and other employee related costs for a subset of the support team, costs associated with hosting infrastructure for our services and certain corporate overhead allocations. Significant expenses include costs of our support including total salaries and benefits, share-based compensation and related payroll taxes, data center capacity costs, professional fees and other third-party direct costs such as customer support and partner fees and amounts paid to third-party cloud service providers.
Transaction-based Cost of Revenue
Transaction-based cost of revenue primarily includes direct costs when transactions are processed using our payments solutions, direct costs related to our merchant cash advance program, salaries and other employee related costs, including share-based compensation and related payroll taxes, for a subset of the support team, and certain corporate overhead allocations. The direct costs include costs of interchange and network assessment fees, processing fees, and bank settlement fees to third-party payment processors and financial institutions involved in settlement.
Hardware and Other Cost of Revenue
Cost of these revenues primarily includes costs associated with our hardware solutions, such as the cost of acquiring the hardware inventory, including hardware purchase price, expenses associated with third-party fulfillment companies, shipping and handling and inventory adjustments, expenses related to costs of professional services provided to customers, salaries and other employee related costs, including share-based compensation and related payroll taxes, and other corporate overhead allocations.
Operating Expenses
General and Administrative
General and administrative expenses consist of salaries and other employee related costs, including share-based compensation and related payroll taxes, for finance, legal, administrative, human resources, as well as financial services. These expenses also consist of expenses related to information technology, information systems, information security, and corporate data employees which expenses are partially allocated to research and development, sales and marketing, and direct cost of revenues. General and administrative expenses also include other professional fees, transaction-related costs, litigation costs, costs associated with internal systems, the loss allowance for expected credit losses, fair value movements related to uncollectible merchant cash advances, and general corporate expenses. As a public company in the United States, it is costly for us to obtain director and officer liability insurance, and we have in the past and may in the future need to manage trade-offs between accepting reduced coverage or incurring higher costs to expand our coverage. In the longer term, we expect general and administrative expenses to
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decrease as a percentage of total revenues as we focus on processes, systems and controls to enable our internal support functions to scale with the growth of our business.
Research and Development
Research and development expenses consist primarily of salaries and other employee related costs, including share-based compensation and related payroll taxes, for product-related functions including product management, core development, data, product design and development and other corporate overhead allocations. We continue to invest our research and development efforts on developing added features and solutions, as well as increasing the functionality and enhancing the ease of use of our platform, primarily for retail customers in North America and hospitality customers in Europe. These expenses give rise to tax credits primarily from the Canadian Federal Scientific Research and Experimental Development Program and the Quebec Tax Credit for the Development of e-business, or "SR&ED" and "e-business" tax credits, respectively. Although the Company's e-business tax credits are mostly refundable, a portion of e-business tax credits is non-refundable and is carried forward to reduce future Quebec income taxes payable and SR&ED tax credits are non-refundable and are carried forward to reduce future federal income taxes payable. Although not immediately, given that we are still scaling our technology group in line with anticipated growth, we expect research and development expenses to decline in proportion to total revenue as we achieve additional economies of scale from our expansion. The Company recognizes internal development costs as intangible assets only when certain criteria are met (refer to note 3 of the audited annual consolidated financial statements for more details).
Sales and Marketing
Sales and marketing expenses consist primarily of selling and marketing costs and salaries and other employee related costs, including share-based compensation and related payroll taxes, for sales and business development and marketing. Other costs within sales and marketing include costs of acquisition of new customers, travel-related expenses and corporate overhead allocations. We plan to continue to expand sales and marketing efforts to attract new customers, retain existing customers and increase revenues from both new and existing customers. Over time, we expect sales and marketing expenses will decline as a percentage of total revenues as we achieve additional economies of scale from our expansion and as we sell more of our technology suite, including our payments solutions, to our existing customer base.
Acquisition-related Compensation
Acquisition-related compensation expenses represent the portion of the consideration paid to acquired businesses which is contingent upon the ongoing employment or service obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved. This portion of the purchase price is amortized over the related service period for those key personnel.
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Results of Operations
The following table outlines our consolidated statements of loss for the three months and the fiscal years ended March 31, 2025 and 2024:

	Three months ended March 31,		Fiscal year ended March 31,

(In thousands of US dollars, except per share amounts)	2025	2024	2025	2024
	$	$	$	$
Revenues
Subscription	87,858	81,348	344,772	322,000
Transaction-based	157,809	138,994	697,273	545,470
Hardware and other	7,752	9,874	34,781	41,800

Total revenues	253,419	230,216	1,076,826	909,270

Direct cost of revenues
Subscription	16,852	18,508	70,753	77,585
Transaction-based	112,743	98,293	505,631	390,522
Hardware and other	11,984	13,715	50,237	55,913

Total direct cost of revenues	141,579	130,516	626,621	524,020

Gross profit	111,840	99,700	450,205	385,250

Operating expenses
General and administrative	22,577	22,540	115,139	103,742
Research and development	30,196	27,625	120,335	129,416
Sales and marketing	58,081	57,804	234,844	234,290
Depreciation of property and equipment	1,622	1,790	7,339	6,634
Depreciation of right-of-use assets	1,239	2,418	5,220	7,946
Foreign exchange loss (gain)	(668)	501	594	882
Acquisition-related compensation	157	—	366	3,105
Amortization of intangible assets	20,820	22,882	88,432	95,048
Restructuring	1,430	5,422	17,503	7,206
Goodwill impairment	556,440	—	556,440	—

Total operating expenses	691,894	140,982	1,146,212	588,269

Operating loss	(580,054)	(41,282)	(696,007)	(203,019)

Net interest income	8,401	10,524	36,498	42,531

Loss before income taxes	(571,653)	(30,758)	(659,509)	(160,488)

Income tax expense (recovery)
Current	4,136	1,680	7,496	3,799
Deferred	154	102	191	(323)

Total income tax expense	4,290	1,782	7,687	3,476

Net loss	(575,943)	(32,540)	(667,196)	(163,964)

Net loss per share – basic and diluted	(3.79)	(0.21)	(4.34)	(1.07)
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The following table outlines share-based compensation and the related payroll taxes associated with these expenses included in the results of operations for the three months and the fiscal years ended March 31, 2025 and 2024:

	Three months ended March 31,		Fiscal year ended March 31,

(In thousands of US dollars)	2025	2024	2025	2024
	$	$	$	$

Direct cost of revenues	670	976	3,323	6,188
General and administrative	3,641	321	18,054	19,492
Research and development	4,465	2,966	18,654	25,298
Sales and marketing	3,036	3,849	16,547	22,807
Restructuring	—	1,995	—	1,995

Total share-based compensation and related payroll taxes(1)	11,812	10,107	56,578	75,780
(1) For the three months and fiscal year ended March 31, 2025, the share-based compensation expense was $12,622 and $55,605, respectively (March 2024 - expense of $10,415 and $72,918 excluding $1,995 of share-based compensation expense acceleration that was classified as restructuring), and the related payroll taxes were a recovery of $810 and an expense of $973, respectively (March 2024 - recovery of $2,303 and an expense of $867).
The decrease in share-based compensation and related payroll taxes in Fiscal 2025 was primarily driven by a reduction in the quantity and fair value of stock options and awards issued throughout the past two years compared to the two years prior, and due to awards forfeited throughout the past several quarters, including awards forfeited due to the restructurings.
Results of Operations for the Three Months and Fiscal Years Ended March 31, 2025 and 2024
Revenues

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2025	2024	Change	Change	2025	2024	Change	Change
	$	$	$	%	$	$	$	%

Revenues
Subscription	87,858	81,348	6,510	8.0	344,772	322,000	22,772	7.1
Transaction-based	157,809	138,994	18,815	13.5	697,273	545,470	151,803	27.8
Hardware and other	7,752	9,874	(2,122)	(21.5)	34,781	41,800	(7,019)	(16.8)

Total revenues	253,419	230,216	23,203	10.1	1,076,826	909,270	167,556	18.4

Percentage of total revenues
Subscription	34.7%	35.3%			32.0%	35.4%
Transaction-based	62.3%	60.4%			64.8%	60.0%
Hardware and other	3.0%	4.3%			3.2%	4.6%

Total	100%	100%			100%	100%
Subscription Revenue
Subscription revenue for the three months ended March 31, 2025 increased by $6.5 million or 8% as compared to the three months ended March 31, 2024. Primary drivers for the increase included sales of our flagship solutions and increases in our pricing plans.
Subscription revenue for Fiscal 2025 increased by $22.8 million or 7% as compared to Fiscal 2024. Primary drivers for the increase included sales of our flagship solutions and increases in our pricing plans.
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Transaction-based Revenue
Transaction-based revenue for the three months ended March 31, 2025 increased by $18.8 million or 14% as compared to the three months ended March 31, 2024. The increase was primarily due to continued adoption of our payments solutions as a result of our initiative to offer our POS and payments solutions together as one unified offering. We now require our eligible new and existing customers to adopt our payments solutions. This increased adoption of our payments solutions is reflected in a year-over-year increase in GPV of 19% from $6.6 billion to $7.9 billion.
Transaction-based revenue for Fiscal 2025 increased by $151.8 million or 28% as compared to Fiscal 2024. The increase was primarily due to continued adoption of our payments solutions as a result of our initiative to offer our POS and payments solutions together as one unified offering. We now require our eligible new and existing customers to adopt our payments solutions. This increased adoption of our payments solutions is reflected in a year-over-year increase in GPV of 40% from $24.2 billion to $33.9 billion.
Hardware & Other Revenue
Hardware and other revenue for the three months ended March 31, 2025 decreased by $2.1 million or 21% as compared to the three months ended March 31, 2024 due primarily to less hardware being sold to customers in the current period. The initial launch of our unified payments initiative during Fiscal 2024 increased the amount of hardware sold during Fiscal 2024.
Hardware and other revenue for Fiscal 2025 decreased by $7.0 million or 17% as compared to Fiscal 2024 due primarily to less hardware being sold to customers in the current period given the initial launch of our unified payments initiative during Fiscal 2024 which increased the amount of hardware sold during Fiscal 2024.
Direct Cost of Revenues

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2025	2024	Change	Change	2025	2024	Change	Change
	$	$	$	%	$	$	$	%

Direct cost of revenues
Subscription	16,852	18,508	(1,656)	(8.9)	70,753	77,585	(6,832)	(8.8)
Transaction-based	112,743	98,293	14,450	14.7	505,631	390,522	115,109	29.5
Hardware and other	11,984	13,715	(1,731)	(12.6)	50,237	55,913	(5,676)	(10.2)

Total direct costs of revenues	141,579	130,516	11,063	8.5	626,621	524,020	102,601	19.6

Percentage of revenue
Subscription	19.2%	22.8%			20.5%	24.1%
Transaction-based	71.4%	70.7%			72.5%	71.6%
Hardware and other	154.6%	138.9%			144.4%	133.8%

Total	55.9%	56.7%			58.2%	57.6%
Subscription Cost of Revenue
Subscription cost of revenue for the three months ended March 31, 2025 decreased by $1.7 million or 9% as compared to the three months ended March 31, 2024. Included in subscription cost of revenue for the three months ended March 31, 2025 is $0.5 million in share-based compensation expense and related payroll taxes, compared to an expense of $0.8 million in the three months ended March 31, 2024. When excluding share-based compensation and related payroll taxes, subscription cost of revenue decreased by $1.4 million due to intentional cost control initiatives and efforts to find efficiencies across the Company. This decrease was driven by a decrease in salary and other employee-related costs of $1.3 million and lower software and licensing costs of $0.1 million.
Subscription cost of revenue for Fiscal 2025 decreased by $6.8 million or 9% as compared to Fiscal 2024. Included in subscription cost of revenue for Fiscal 2025 is $2.3 million in share-based compensation expense and related payroll taxes,
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compared to an expense of $5.1 million in Fiscal 2024. When excluding share-based compensation and related payroll taxes, subscription cost of revenue decreased by $4.0 million due to intentional cost control initiatives and efforts to find efficiencies across the Company. This decrease was driven by a decrease in salary and other employee-related costs of $5.2 million, lower partner fees of $1.0 million and lower software and licensing costs of $0.1 million, offset by higher hosting costs of $2.2 million and higher professional fees and other costs of $0.1 million.
Transaction-based Cost of Revenue
Transaction-based cost of revenue for the three months ended March 31, 2025 increased by $14.5 million or 15% as compared to the three months ended March 31, 2024. The increase was primarily due to direct costs related to higher revenue from our payments solutions resulting from an increase in GPV from the increased adoption of our payments solutions compared to the three months ended March 31, 2024.
Transaction-based cost of revenue for Fiscal 2025 increased by $115.1 million or 29% as compared to Fiscal 2024. The increase was primarily due to direct costs related to higher revenue from our payments solutions resulting from an increase in GPV from the increased adoption of our payments solutions compared to Fiscal 2024.
Hardware and Other Cost of Revenue
Direct cost of hardware and other revenue for the three months ended March 31, 2025 decreased by $1.7 million or 13% as compared to the three months ended March 31, 2024. Included in hardware and other cost of revenue for the three months ended March 31, 2025 is $0.1 million of share-based compensation expense and related payroll taxes, compared to an expense of $0.2 million in the three months ended March 31, 2024. When excluding share-based compensation and related payroll taxes, hardware and other cost of revenue decreased by $1.6 million. This decrease was driven primarily by a decrease of $1.6 million due to less hardware being sold to customers in the period and lower professional fees and other costs of $0.4 million for the period, offset by higher salary and other employee-related costs of $0.4 million. The negative margins were due to discounts and incentives provided in order to encourage new business given the competitive nature of our industry and free hardware provided to assist customers in transitioning to our unified payments and POS offering. Hardware is generally discounted to facilitate the adoption of our other primary revenue streams.
Direct cost of hardware and other revenue for Fiscal 2025 decreased by $5.7 million or 10% as compared to Fiscal 2024. Included in hardware and other cost of revenue for Fiscal 2025 is $0.7 million of share-based compensation expense and related payroll taxes, compared to an expense of $1.1 million in Fiscal 2024. When excluding share-based compensation and related payroll taxes, hardware and other cost of revenue decreased by $5.3 million. This decrease was driven primarily by a decrease of $7.9 million due to less hardware being sold to customers in the period and lower software and licensing costs of $0.2 million, offset by higher professional fees and other costs of $1.3 million and higher salary and other employee-related costs of $1.5 million. The negative margins were due to discounts and incentives provided in order to encourage new business given the competitive nature of our industry and free hardware provided to assist customers in transitioning to our unified payments and POS offering. Hardware is generally discounted to facilitate the adoption of our other primary revenue streams.
Gross Profit

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2025	2024	Change	Change	2025	2024	Change	Change
	$	$	$	%	$	$	$	%

Gross profit	111,840	99,700	12,140	12.2	450,205	385,250	64,955	16.9

Percentage of total revenues	44.1%	43.3%			41.8%	42.4%
Gross profit for the three months ended March 31, 2025 increased by $12.1 million or 12% compared to the three months ended March 31, 2024. The increase was primarily due to growth in our subscription and transaction-based revenue as a result of increases in our pricing plans, continued adoption of our flagship products and payments solutions, the latter of which was supported by our initiative to offer our POS and payments solutions together as one unified offering, as well as intentional cost control initiatives and efforts to find efficiencies across the Company. Gross profit as a percentage of revenue increased from 43% to 44% due to an increase in subscription revenue and revenue from our merchant cash advance program, and a decrease in
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subscription cost of revenue, offset by a higher proportion of customers using Lightspeed Payments, which has a lower gross profit as a percentage of revenue.
Gross profit for Fiscal 2025 increased by $65.0 million or 17% compared to Fiscal 2024. The increase was due to growth in our subscription and transaction-based revenue as a result of increases in our pricing plans, continued adoption of our flagship products and payments solutions, the latter of which was supported by our initiative to offer our POS and payments solutions together as one unified offering, as well as intentional cost control initiatives and efforts to find efficiencies across the Company. Gross profit as a percentage of revenue slightly decreased from Fiscal 2024 to Fiscal 2025 mainly due to a higher proportion of customers using Lightspeed Payments, which has a lower gross profit as a percentage of revenue, offset by an increase in subscription revenue and revenue from our merchant cash advance program, and lower subscription cost of revenue.
Operating Expenses
General and Administrative

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2025	2024	Change	Change	2025	2024	Change	Change
	$	$	$	%	$	$	$	%

General and administrative	22,577	22,540	37	0.2	115,139	103,742	11,397	11.0

Percentage of total revenues	8.9%	9.8%			10.7%	11.4%
General and administrative expenses for the three months ended March 31, 2025 remained consistent compared to the three months ended March 31, 2024. Included in general and administrative expenses for the three months ended March 31, 2025 is $3.6 million of share-based compensation expense and related payroll taxes, nil in transaction-related costs and $0.1 million in respect of provisions, settlements and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, compared to an expense of $0.3 million, $1.8 million and $2.8 million, respectively, in the three months ended March 31, 2024. When excluding share-based compensation and related payroll taxes, transaction-related costs and provisions, settlements and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, general and administrative expenses increased by $1.1 million. This increase was driven by an increase of $1.9 million related to professional fees and other expenses, offset by a decrease of $0.3 million in salary and other employee-related costs, a decrease of $0.3 million in D&O insurance and a decrease of $0.2 million in bad debt expense which includes movements in our loss allowance and fair value movements related to uncollectible merchant cash advances. Our general and administrative expenses as a percentage of revenue decreased from 10% to 9% from the three months ended March 31, 2024 to the three months ended March 31, 2025 mainly due to intentional cost control initiatives and finding efficiencies across the Company and the growth in revenue.
General and administrative expenses for Fiscal 2025 increased by $11.4 million or 11% compared to Fiscal 2024. Included in general and administrative expenses for Fiscal 2025 is $18.1 million of share-based compensation expense and related payroll taxes, $5.2 million in transaction-related costs and $12.1 million in respect of provisions, settlements and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, compared to $19.5 million, $2.2 million and $7.5 million, respectively, in Fiscal 2024. When excluding share-based compensation and related payroll taxes, transaction-related costs and provisions, settlements and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, general and administrative expenses increased by $5.3 million. This increase was driven by higher professional fees and other expenses of $0.8 million and a $7.5 million increase in bad debt expense which includes movements in our loss allowance and fair value movements related to uncollectible merchant cash advances. The bad debt expense has increased in line with the accelerated growth in principal issued for our merchant cash advance program. The increase was offset by a $1.1 million decrease in salary and other employee-related costs, a $1.4 million decrease in D&O insurance and lower software and licensing costs of $0.5 million. Our general and administrative expenses as a percentage of revenue slightly decreased from Fiscal 2024 to Fiscal 2025 mainly due to intentional cost control initiatives and finding efficiencies across the Company and the growth in revenue.
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Research and Development

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2025	2024	Change	Change	2025	2024	Change	Change
	$	$	$	%	$	$	$	%

Research and development	30,196	27,625	2,571	9.3	120,335	129,416	(9,081)	(7.0)

Percentage of total revenues	11.9%	12.0%			11.2%	14.2%
Research and development expenses for the three months ended March 31, 2025 increased by $2.6 million or 9% compared to the three months ended March 31, 2024. Included in research and development expenses for the three months ended March 31, 2025 is $4.5 million of share-based compensation expense and related payroll taxes compared to $3.0 million in the three months ended March 31, 2024. When excluding share-based compensation and related payroll taxes, research and development expenses increased by $1.1 million driven by an increase of $1.7 million in professional fees and other expenses and higher hosting costs of $0.4 million, offset by lower salary and other employee-related costs of $1.0 million. Our research and development costs as a percentage of revenue remained at 12% from the three months ended March 31, 2024 to the three months ended March 31, 2025.
Research and development expenses for Fiscal 2025 decreased by $9.1 million or 7% compared to Fiscal 2024. Included in research and development expenses for Fiscal 2025 is $18.7 million of share-based compensation expense and related payroll taxes compared to $25.3 million in Fiscal 2024. When excluding share-based compensation and related payroll taxes, research and development expenses decreased by $2.4 million driven by intentional cost control initiatives including a $1.1 million decrease in professional fees and other expenses, lower salary and other employee-related costs of $1.8 million and lower software and licensing costs of $0.1 million, offset by higher hosting costs of $0.6 million. Our research and development costs as a percentage of revenue decreased from 14% to 11% from Fiscal 2024 to Fiscal 2025.
Sales and Marketing

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2025	2024	Change	Change	2025	2024	Change	Change
	$	$	$	%	$	$	$	%

Sales and marketing	58,081	57,804	277	0.5	234,844	234,290	554	0.2

Percentage of total revenues	22.9%	25.1%			21.8%	25.8%
Sales and marketing expenses for the three months ended March 31, 2025 increased by $0.3 million or 0% as compared to the three months ended March 31, 2024. Included in sales and marketing expenses for the three months ended March 31, 2025 is $3.0 million of share-based compensation expense and related payroll taxes compared to $3.8 million in the three months ended March 31, 2024. When excluding share-based compensation and related payroll taxes, sales and marketing expenses increased by $1.1 million driven by a $2.1 million increase related to professional fees and other expenses, a $0.8 million increase in software and licensing costs and a $1.2 million increase in other spend in sales and marketing, including marketing acquisition and growth spend, branding and trade shows. This increase was offset by lower salary and other employee-related costs of $3.0 million. As a result of our continued focus on prudent spend, our sales and marketing costs as a percentage of revenue decreased from 25% to 23% from the three months ended March 31, 2024 to the three months ended March 31, 2025.
Sales and marketing expenses for Fiscal 2025 increased by $0.6 million or 0% as compared to Fiscal 2024. Included in sales and marketing expenses for Fiscal 2025 is $16.5 million of share-based compensation expense and related payroll taxes compared to $22.8 million in the three months ended March 31, 2024. When excluding share-based compensation and related payroll taxes, sales and marketing expenses increased by $6.8 million driven by higher software and licensing costs of $3.3 million, an increase of $5.5 million in professional fees and other expenses, an increase of $3.9 million in other spend in sales and marketing, including marketing acquisition and growth spend, branding and trade shows, offset by lower salary and other employee-related costs of $2.6 million and a decrease of $3.3 million related to our annual sales, customer and partner summit, which we held in person in the prior comparable period while switching to a virtual summit this year in our efforts to find efficiencies across the
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Company. As a result of our continued focus on prudent spend, our sales and marketing costs as a percentage of revenue decreased from 26% to 22% from Fiscal 2024 to Fiscal 2025.
Depreciation

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2025	2024	Change	Change	2025	2024	Change	Change
	$	$	$	%	$	$	$	%

Depreciation of property and equipment	1,622	1,790	(168)	(9.4)	7,339	6,634	705	10.6
Depreciation of right-of-use assets	1,239	2,418	(1,179)	(48.8)	5,220	7,946	(2,726)	(34.3)

	2,861	4,208	(1,347)	(32.0)	12,559	14,580	(2,021)	(13.9)

Percentage of total revenues	1.1%	1.8%			1.2%	1.6%
Depreciation of property and equipment for the three months ended March 31, 2025 decreased by $0.2 million or 9% as compared to the three months ended March 31, 2024. The decrease in the depreciation of property and equipment is impacted by fully depreciated fixed assets and additions to property and equipment throughout the last 12 months. The decrease in the depreciation of right-of-use assets of $1.2 million or 49% is impacted by lease modifications and terminations in the last 12 months.
Depreciation of property and equipment for Fiscal 2025 increased by $0.7 million or 11% as compared to Fiscal 2024. The increase in the depreciation of property and equipment is impacted by additions to property and equipment throughout the last 12 months and fully depreciated fixed assets. The decrease in the depreciation of right-of-use assets of $2.7 million or 34% is impacted by lease modifications and terminations in the last 12 months.
Foreign Exchange Loss (Gain)

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2025	2024	Change	Change	2025	2024	Change	Change
	$	$	$	%	$	$	$	%

Foreign exchange loss (gain)	(668)	501	(1,169)	(233.3)	594	882	(288)	(32.7)

Percentage of total revenues	(0.3)%	0.2%			0.1%	0.1%
The company realized a foreign exchange gain for the three months ended March 31, 2025 compared to a loss for the three months ended March 31, 2024. Foreign exchange loss for Fiscal 2025 decreased compared to Fiscal 2024. Foreign exchange gains and losses arise as we have financial assets and liabilities outstanding in currencies other than the U.S. dollar, our functional currency. Items included in our results are measured in U.S. dollars and foreign currency transactions are translated into U.S. dollars using the exchange rates prevailing at the date of the transactions or when items are re-measured with resulting gains and losses subsequently recognized.
Acquisition-related Compensation

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2025	2024	Change	Change	2025	2024	Change	Change
	$	$	$	%	$	$	$	%

Acquisition-related compensation	157	—	157	100.0	366	3,105	(2,739)	(88.2)

Percentage of total revenues	0.1%	0.0%			0.0%	0.3%
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Acquisition-related compensation expense for the three months ended March 31, 2025 increased by $0.2 million or 100% as compared to the three months ended March 31, 2024. Acquisition-related compensation expense for Fiscal 2025 decreased by $2.7 million or 88% as compared to Fiscal 2024. The decrease in Fiscal 2025 is due to the deferred compensation from the Ecwid and NuORDER acquisitions becoming fully amortized during Fiscal 2024. The majority of this acquisition-related compensation is tied to ongoing employment obligations in connection with certain of our acquisitions. This acquisition-related compensation is not included in the total purchase consideration, but rather is treated as an acquisition-related compensation expense for post-combination services.
Amortization of Intangible Assets

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2025	2024	Change	Change	2025	2024	Change	Change
	$	$	$	%	$	$	$	%

Amortization of intangible assets	20,820	22,882	(2,062)	(9.0)	88,432	95,048	(6,616)	(7.0)

Percentage of total revenues	8.2%	9.9%			8.2%	10.5%
Amortization of intangible assets for the three months ended March 31, 2025 decreased by $2.1 million or 9% as compared to the three months ended March 31, 2024. The decrease in amortization relates primarily to certain acquired intangible assets that became fully amortized during Fiscal 2025 offset by the amortization of internally generated intangible assets completed during Fiscal 2025.
Amortization of intangible assets for Fiscal 2025 decreased by $6.6 million or 7% as compared to Fiscal 2024. The decrease in amortization relates primarily to certain acquired intangible assets that became fully amortized during Fiscal 2025 and Fiscal 2024 offset by the amortization of internally generated intangible assets completed during Fiscal 2025.
Restructuring

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2025	2024	Change	Change	2025	2024	Change	Change
	$	$	$	%	$	$	$	%

Restructuring	1,430	5,422	(3,992)	(73.6)	17,503	7,206	10,297	142.9

Percentage of total revenues	0.6%	2.4%			1.6%	0.8%
Certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. During Fiscal 2025, we announced and implemented reorganizations aimed at streamlining the Company's operating model and aligning the organization with its profitable growth strategy. The expenses associated with these initiatives were recorded as a restructuring charge. The restructuring expense consists primarily of cash severance costs.
Goodwill Impairment

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2025	2024	Change	Change	2025	2024	Change	Change
	$	$	$	%	$	$	$	%

Goodwill impairment	556,440	—	556,440	100.0	556,440	—	556,440	100.0

Percentage of total revenues	219.6%	0.0%			51.7%	0.0%

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During the three months ended March 31, 2025, there were changes in macroeconomic conditions and our share price and market capitalization decreased. This led to the carrying amount of our net assets exceeding our market capitalization as at March 31, 2025. This triggered an impairment test to be performed for the Company's Segment. We completed an impairment test of goodwill as at March 31, 2025 using the fair value less costs of disposal method. This test demonstrated a non-cash impairment charge of $556.4 million related to goodwill during the three months ended March 31, 2025 as the terminal value multiple was negatively impacted by the macroeconomic conditions, and the Company's revenue growth rate was negatively impacted by the macroeconomic impact on the Company's customers' sales. A reduction in the terminal value multiple, an increase in the discount rate or a decrease in the revenue growth rate could cause additional impairment in the future (see note 16 of the audited annual consolidated financial statements for additional details).
Other Income

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2025	2024	Change	Change	2025	2024	Change	Change
	$	$	$	%	$	$	$	%

Net interest income	8,401	10,524	(2,123)	(20.2)	36,498	42,531	(6,033)	(14.2)

Percentage of total revenues	3.3%	4.6%			3.4%	4.7%
Net interest income is primarily comprised of interest income of $38.0 million earned on cash and cash equivalents during Fiscal 2025 offset by interest expense primarily on lease liabilities of $1.5 million for Fiscal 2025. Net interest income for Fiscal 2025 decreased by $6.0 million or 14% as compared to Fiscal 2024 due to a decrease in interest income earned in the period on cash and cash equivalents related to lower interest rates and a lower cash balance as compared to the prior comparable period.
Income Taxes

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2025	2024	Change	Change	2025	2024	Change	Change
	$	$	$	%	$	$	$	%

Income tax expense (recovery)
Current	4,136	1,680	2,456	146.2	7,496	3,799	3,697	97.3
Deferred	154	102	52	51.0	191	(323)	514	(159.1)

Total income tax expense	4,290	1,782	2,508	140.7	7,687	3,476	4,211	121.1

Percentage of total revenues
Current	1.6%	0.7%			0.7%	0.4%
Deferred	0.1%	0.0%			0.0%	0.0%

Total	1.7%	0.8%			0.7%	0.4%
We recorded an income tax expense of $4.3 million for the three months ended March 31, 2025 compared to an income tax expense of $1.8 million for the three months ended March 31, 2024. The increase of $2.5 million in the current income tax expense primarily relates to the use of non refundable e-business tax credits in Canada to offset the income tax payable which generated an income tax expense of $2.8 million.
We recorded an income tax expense of $7.7 million for Fiscal 2025 compared to an income tax expense of $3.5 million for Fiscal 2024, resulting in an increase in deferred income tax expense of $0.5 million and an increase in current income tax expense of $3.7 million. The increase of $3.7 million in the current income tax expense primarily relates to the use of non refundable e-business tax credits in Canada to offset income tax payable which generated an income tax expense of $2.8 million.
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Selected Annual Information

	Fiscal year ended March 31,

(In thousands of US dollars, except per share data)	2025	2024	2023
	$	$	$

Total revenues	1,076,826	909,270	730,506

Net loss	(667,196)	(163,964)	(1,070,009)

Loss per share – basic and diluted	(4.34)	(1.07)	(7.11)

Total assets	1,826,203	2,575,154	2,668,732

Total long-term liabilities	13,253	18,087	20,826
See "Results of Operations" in this MD&A for a more detailed discussion of the year-over-year changes in revenues and net loss.
Total Assets
Fiscal 2025 Compared to Fiscal 2024
Total assets decreased by $749.0 million or 29% from Fiscal 2024 to Fiscal 2025 with cash and cash equivalents accounting for $163.6 million of the decrease primarily due to $132.3 million in cash used to repurchase and cancel shares under a normal course issuer bid, and due to cash used to grow our merchant cash advance program. Goodwill decreased by $551.3 million primarily due to a non-cash impairment charge of $556.4 million offset by an increase related to a business combination. Trade and other receivables accounted for $9.2 million of the decrease which includes a decrease in trade receivables net of allowance for expected credit losses of $9.8 million, a decrease in research and development tax credits receivable of $0.7 million, a decrease in accrued interest and other receivables of $1.6 million and an increase in sales tax receivable of $2.8 million. The property and equipment and intangibles accounted for $3.4 million and $67.5 million of the decrease respectively, primarily due to the depreciation and amortization taken during the period offset by capitalized internal development costs for intangibles. The right of use assets, inventory, other long term assets and deferred tax assets also accounted for $4.4 million, $1.9 million, $2.3 million and $0.3 million of the decrease, respectively. The decrease in total assets was partially offset by an increase in merchant cash advances of $31.9 million due to the growth in our merchant cash advance program and an increase in other current assets of $22.9 million primarily related to an increase in prepaid expenses and an increase in commission and contract assets.
Fiscal 2024 Compared to Fiscal 2023
Total assets decreased by $93.6 million or 4% from Fiscal 2023 to Fiscal 2024 with cash and cash equivalents accounting for $78.1 million of the decrease primarily due to cash spent on operating activities of $97.7 million. The lease right-of-use assets and intangibles accounted for $3.9 million and $84.4 million of the decrease, respectively, primarily due to the depreciation and amortization taken during the period. There was also a decrease in goodwill of $1.4 million due to foreign currency differences on translation of foreign operations. The decrease in total assets was offset by an increase in trade and other receivables of $7.4 million which is primarily due to growing trade receivables, and an increase in merchant cash advances of $44.7 million. In addition, the decrease in total assets was offset by an increase in inventory of $3.7 million mainly to ensure that we had sufficient inventory to service our customers who sign up for Lightspeed Payments, an increase in other short term and long term assets of $5.8 million and $11.3 million, respectively, primarily related to an increase in commission and contract assets and an increase in property and equipment of $1.0 million.
Total Liabilities
Fiscal 2025 Compared to Fiscal 2024
Total liabilities decreased by $0.5 million or 0% from Fiscal 2024 to Fiscal 2025 driven by a decrease in long-term liabilities of $4.8 million, offset by an increase in current liabilities of $4.3 million. The drivers of the increase in current liabilities were an increase in deferred revenue of $1.4 million, an increase in provisions and other payables of $2.7 million, which includes an increase in foreign exchange forward contracts liability of $2.5 million, an increase in trade payables and trade accruals of $0.6 million and an increase in accrued compensation and benefits of $1.9 million, offset by a decrease in income taxes payable of $0.2 million, a decrease in lease liabilities of $1.3 million, a decrease in sales tax payable of $0.2 million, and a decrease in accrued
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payroll taxes on share-based compensation of $0.7 million. The drivers of the decrease in long-term liabilities were a decrease in lease liabilities of $5.0 million and a decrease in other long-term liabilities of $0.4 million, offset by an increase in deferred revenue of $0.2 million and an increase in deferred tax liabilities of $0.3 million.
Fiscal 2024 Compared to Fiscal 2023
Total liabilities decreased by $8.5 million or 5% from Fiscal 2023 to Fiscal 2024 driven by a decrease in current liabilities of $5.8 million and a decrease in long-term liabilities of $2.7 million. The main drivers of the decrease in current liabilities were a decrease in income taxes payable of $5.2 million, a decrease in trade payables and trade accruals of $3.5 million, a decrease in acquisition-related payables of $0.3 million, and a decrease in deferred revenue of $0.8 million, offset by an increase in accrued compensation and benefits of $1.1 million, an increase in provisions and other payables of $0.7 million, an increase in lease liabilities of $0.3 million, an increase in sales tax payable of $1.3 million, and an increase in accrued payroll taxes on share-based compensation of $0.5 million. The main driver of the decrease in long-term liabilities was a decrease in lease liabilities of $2.3 million and a decrease in deferred revenue of $0.4 million.
Quarterly Results of Operations
The following table sets forth selected quarterly consolidated statements of operations data for each of the eight quarters ended March 31, 2025. This data should be read in conjunction with our audited annual consolidated financial statements and the notes related thereto. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three months ended
(In thousands of US dollars, except per share amounts)	Jun. 30, 2023	Sept. 30, 2023	Dec. 31, 2023	Mar. 31, 2024	Jun. 30, 2024	Sept. 30, 2024	Dec. 31, 2024	Mar. 31, 2025
	$	$	$	$	$	$	$	$

Revenues	209,086	230,273	239,695	230,216	266,091	277,182	280,134	253,419
Direct cost of revenues	121,181	134,105	138,218	130,516	157,883	162,899	164,260	141,579

Gross profit	87,905	96,168	101,477	99,700	108,208	114,283	115,874	111,840

Operating expenses
General and administrative	24,944	26,324	29,934	22,540	31,856	31,247	29,459	22,577
Research and development	34,035	33,081	34,675	27,625	27,471	30,520	32,148	30,196
Sales and marketing	55,288	60,290	60,908	57,804	57,070	65,681	54,012	58,081
Depreciation of property and equipment	1,457	1,493	1,894	1,790	1,973	1,853	1,891	1,622
Depreciation of right-of-use assets	2,230	1,647	1,651	2,418	1,394	1,369	1,218	1,239
Foreign exchange loss (gain)	671	689	(979)	501	85	(1,337)	2,514	(668)
Acquisition-related compensation	2,545	560	—	—	—	52	157	157
Amortization of intangible assets	24,505	23,990	23,671	22,882	22,895	22,612	22,105	20,820
Restructuring	472	80	1,232	5,422	9,541	164	6,368	1,430
Goodwill impairment	—	—	—	—	—	—	—	556,440

Total operating expenses	146,147	148,154	152,986	140,982	152,285	152,161	149,872	691,894

Operating loss	(58,242)	(51,986)	(51,509)	(41,282)	(44,077)	(37,878)	(33,998)	(580,054)
Net interest income	10,362	10,746	10,899	10,524	10,166	9,543	8,388	8,401

Loss before income taxes	(47,880)	(41,240)	(40,610)	(30,758)	(33,911)	(28,335)	(25,610)	(571,653)

Income tax expense (recovery)
Current	1,215	755	149	1,680	801	1,692	867	4,136
Deferred	(392)	497	(530)	102	300	(372)	109	154

Total income tax expense (recovery)	823	1,252	(381)	1,782	1,101	1,320	976	4,290

Net loss	(48,703)	(42,492)	(40,229)	(32,540)	(35,012)	(29,655)	(26,586)	(575,943)

Net loss per share – basic and diluted	(0.32)	(0.28)	(0.26)	(0.21)	(0.23)	(0.19)	(0.17)	(3.79)
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Revenues
Our total quarterly revenue increased successively for all periods presented (except for the three months ended March 31, 2024 and March 31, 2025) mainly due to increases in subscription and transaction-based revenue from existing and new customers, including increased adoption of our payments solutions and our flagship solutions. The decrease in revenues in the three month period ended March 31, 2024 and March 31, 2025 was primarily due to the impact of seasonality on our revenues as transaction-based revenues comprise an increasingly larger proportion of our revenue mix. For retail, the three months ended December 31 is historically our seasonally strongest quarter for GTV due to the holiday season. For hospitality, the three months ended September 30 is historically our seasonally strongest quarter for GTV. The three months ended March 31 is historically our weakest GTV quarter for both retail and hospitality, contributing to the decline in our revenues for the three months ended March 31, 2024 and March 31, 2025 compared to the three months ended December 31, 2023 and December 31, 2024.
Direct Cost of Revenues
Our total quarterly direct cost of revenues increased successively for all periods presented (except for the three months ended March 31, 2024 and March 31, 2025). In general, increases from period to period are primarily due to increased costs associated with supporting an increase in the number of customers on our payments solutions given the higher direct costs associated with transaction-based revenues. The decrease in direct cost of revenues for the three months ended March 31, 2024 and March 31, 2025 is aligned with the decrease in revenues within the periods due to the impact of seasonality.
Gross Profit
Our total quarterly gross profit increased successively in all periods (except the three months ended March 31, 2024 and March 31, 2025) due to an increase in the number of customers using our flagship products and payments solutions, particularly high GTV customers. The decrease in total quarterly gross profit for the three months ended March 31, 2024 and March 31, 2025 is primarily due to the impact of seasonality on our revenues. Although our gross profit has declined over time as a percentage of revenue due to more customers adopting our payments solutions, which solutions carry higher direct costs than our software solutions, with this decline being partially offset by the increase in revenue from our merchant cash advance program, which revenue stream carries a significantly higher margin, the average amount of gross profit generated from each customer has generally continued to increase, improving our unit economics.
Operating Expenses
Our total quarterly operating expenses increased successively from the three months ended June 30, 2023 to the three months ended December 30, 2023. The increase in operating expenses in the three months ended September 30, 2023 was mainly due to an increase in sales and marketing expenses which mostly consisted of higher share-based compensation from a forfeiture of awards in the prior period. The increase in operating expenses in the three months ended December 31, 2023 was mainly due to higher provisions, settlements and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, as well as an increase in bad debt expense which includes movements in our loss allowance and fair value movements related to uncollectible merchant cash advances. The decrease in operating expenses in the three months ended March 31, 2024 was mainly due to lower share-based compensation and related payroll taxes primarily due to the forfeiture of awards of certain executive officers during the period. The increase in operating expenses in the three months ended June 30, 2024 includes higher restructuring charges as a result of the reorganization announced within that quarter, higher provisions, settlements and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, and an increase in bad debt expense which includes movements in our loss allowance and fair value movements related to uncollectible merchant cash advances; the bad debt expense increased in line with the accelerated growth in principal issued for our merchant cash advance program. The three months ended September 30, 2024 saw a slight decrease in operating expenses due to lower restructuring charges as a result of the reorganization in the prior quarter offset by an increase in sales and marketing expenses which mainly consisted of higher share-based compensation and related payroll taxes and an increase in professional fees. The decrease in operating expenses in the three months ended December 31, 2024 was mainly due to a decrease in sales and marketing expenses, with sales and marketing expenses decreasing primarily due to lower share-based compensation and related payroll taxes and lower professional fees. These expenses had increased in the previous quarter, contributing to the subsequent decline. The decrease in sales and marketing expenses within the period was also attributable to lower salary and other employee-related costs related to the restructuring. The decrease was partially offset by an increase in restructuring charges and in the foreign exchange loss due to the strengthening of the US dollar within the period. The increase in operating expenses in the three months ended March 31, 2025 was primarily due to the non-cash goodwill impairment charge of $556.4 million in the quarter and an increase in professional fees. This increase was partially offset by a decrease in bad debt expense which includes movements in our loss allowance and fair value movements related to uncollectible merchant cash
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advances, lower salary and other employee-related costs, a foreign exchange gain compared to a loss in the previous quarter and lower restructuring charges as a result of the reorganization in the prior quarter. We note that a portion of our operating expenses are incurred in foreign currencies which may impact the comparability of our quarterly and yearly trends.
See "Results of Operations" in this MD&A for a more detailed discussion of the year-over-year changes in revenues and net loss.
Liquidity and Capital Resources
Overview
The general objectives of our capital management strategy reside in the preservation of our capacity to continue operating, in providing benefits to our stakeholders and in providing an adequate return on investment to our shareholders by selling our services at a price commensurate with the level of operating risk assumed by us. We thus determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements.
Working Capital
Our primary source of cash flow has been from raising capital totaling over $2.0 billion since the fiscal year ended March 31, 2016. Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they become due. We do so by monitoring cash flows and performing budget-to-actual analysis on a regular basis. Our principal cash requirements are for working capital, our merchant cash advance program, opportunistically repurchasing shares and acquisitions we may execute. Working capital surplus as at March 31, 2025 was $649.0 million. Given our existing cash and available financing, we believe there is sufficient liquidity to meet our current and short-term growth requirements in addition to our long-term strategic objectives.
Base Shelf Prospectus
In May 2023, pursuant to "well-known seasoned issuer" blanket orders of the Canadian Securities Administrators, we filed a new short form base shelf prospectus (the “Base Prospectus”) with the securities commissions in each of the provinces and territories of Canada and a corresponding shelf registration statement on Form F-10 with the U.S. Securities and Exchange Commission (the “Registration Statement”). The Base Prospectus and the Registration Statement allows Lightspeed and certain of its security holders to offer subordinate voting shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, in amounts, at prices and on terms to be set forth in one or more shelf prospectus supplements during the 25-month period that the Base Prospectus is effective.
Normal Course Issuer Bid
Our board of directors and the Toronto Stock Exchange (“TSX”) approved a normal course issuer bid (“NCIB”) for us to purchase at our discretion for cancellation up to 9,722,677 subordinate voting shares of the Company, representing approximately 10% of the Company's "public float" (as defined in the TSX Company Manual) of subordinate voting shares issued and outstanding as at March 22, 2024, over the twelve-month period from April 5, 2024 and ended April 4, 2025.
Under the NCIB, other than purchases made under block purchase exemptions, we are allowed, subject to applicable securities laws, to purchase daily, through the facilities of the TSX, a maximum of 165,177 subordinate voting shares representing 25% of the average daily trading volume of 660,709 subordinate voting shares, as calculated per the TSX rules for the six-month period ended on February 29, 2024.
In connection with the NCIB, we also entered into an automatic share purchase plan (“ASPP”) under which a designated broker may purchase subordinate voting shares at times when we would ordinarily not be permitted to purchase our subordinate voting shares due to regulatory restrictions and customary self-imposed blackout periods. Any repurchases made under the ASPP are made in accordance with certain purchasing parameters.
During Fiscal 2025, we repurchased and cancelled 9,722,677 subordinate voting shares representing the total authorized amount pursuant to the NCIB for a total consideration, including transaction costs, of $134.2 million. Of the 9,722,677 subordinate voting shares repurchased, 7,048,751 were purchased under the ASPP for a consideration of $92.4 million. We did not repurchase any of our subordinate voting shares under an NCIB in Fiscal 2024.
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Subsequent Event
Our board of directors and the TSX approved the renewal of the NCIB for us to purchase at our discretion for cancellation up to 9,013,953 Subordinate Voting Shares of the Company, representing approximately 10% of the Company's "public float" (as defined in the TSX Company Manual) of Subordinate Voting Shares issued and outstanding as at March 21, 2025, over the twelve-month period commencing on April 5, 2025 and ending no later than April 4, 2026. Our shareholders may obtain, without charge, a copy of the Notice of Intention to Make a Normal Course Issuer Bid filed by the Company with the TSX by contacting our Investor Relations department at investorrelations@lightspeedhq.com.
Under the NCIB, other than purchases made under block purchase exemptions, we are allowed, subject to applicable securities laws, to purchase daily, through the facilities of the TSX, a maximum of 153,504 Subordinate Voting Shares representing 25% of the average daily trading volume of 614,018 Subordinate Voting Shares, as calculated per the TSX rules for the six-month period ended on February 28, 2025.
In connection with the NCIB, subsequent to the end of the year, we also entered into an ASPP under which a designated broker may purchase Subordinate Voting Shares at times when we would ordinarily not be permitted to purchase our Subordinate Voting Shares due to regulatory restrictions and customary self-imposed blackout periods. Any repurchases made under the ASPP are made in accordance with certain purchasing parameters.
During April 2025, under the NCIB and pursuant to the ASPP, we repurchased and cancelled 9,013,953 Subordinate Voting Shares representing the total authorized amount pursuant to the NCIB for a consideration of $84.4 million.
We believe that the purchase of our subordinate voting shares under the NCIB is an appropriate investment since, in our view, market prices from time to time may not reflect the underlying value of Lightspeed's business.
Cash Flows
The following table presents cash and cash equivalents as at March 31, 2025 and 2024, and cash flows from or used in operating, investing, and financing activities for the three months and the fiscal years ended March 31, 2025 and 2024:

	Three months ended March 31,		Fiscal year ended March 31,

(In thousands of US dollars)	2025	2024	2025	2024
	$	$	$	$

Cash and cash equivalents	558,469	722,102	558,469	722,102

Cash flows from (used in):
Operating activities	(9,938)	(28,536)	(32,762)	(97,667)
Investing activities	445	4,104	8,042	25,950
Financing activities	(94,181)	(2,347)	(138,676)	(6,226)
Effect of foreign exchange on cash and cash equivalents	575	(526)	(237)	(109)

Net decrease in cash and cash equivalents	(103,099)	(27,305)	(163,633)	(78,052)
Cash Flows used in Operating Activities
Cash flows used in operating activities for the three months ended March 31, 2025 were $9.9 million compared to cash flows used in operating activities of $28.5 million for the three months ended March 31, 2024. For the three months ended March 31, 2025, Adjusted Free Cash Flow3 used was $9.3 million compared to $16.3 million for the three months ended March 31, 2024. This $7.0 million improvement is mainly due to increased gross profit and includes working capital movements such as timing differences related to current receivables and payables.
Cash flows used in operating activities for Fiscal 2025 were $32.8 million compared to $97.7 million for Fiscal 2024. For Fiscal 2025, Adjusted Free Cash Flow3 used was $11.2 million compared to $64.5 million for Fiscal 2024. This $53.3 million improveme
3 Refer to the section entitled "Non-IFRS Measures and Ratios and Reconciliation of Non-IFRS Measures and Ratios"
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nt is mainly due to increased gross profit and includes working capital movements such as timing differences related to current receivables and payables.
Cash Flows from Investing Activities
Cash flows from investing activities for the three months ended March 31, 2025 were $0.4 million compared to $4.1 million for the three months ended March 31, 2024. The decrease in cash flows from investing activities was primarily due to a decrease of $2.2 million in interest income received, an increase of $3.1 million in cash outflows associated with capitalized internal development costs and a cash outflow of $0.7 million related to a business acquisition, offset by a decrease of $2.4 million in cash outflows associated with additions to property and equipment.
Cash flows from investing activities for Fiscal 2025 were $8.0 million compared to $26.0 million for Fiscal 2024. The decrease in cash flows from investing activities was primarily due to a decrease of $5.5 million in interest income received, an increase of $8.7 million in cash outflows associated with capitalized internal development costs and a cash outflow of $7.5 million related to a business acquisition, offset by a decrease of $3.7 million in cash outflows associated with additions to property and equipment.
Cash Flows used in Financing Activities
Cash flows used in financing activities for the three months ended March 31, 2025 were $94.2 million compared to $2.3 million in the three months ended March 31, 2024. The increase in cash flows used in financing activities was mainly due to a cash outflow of $92.4 million from shares repurchased and cancelled and an increase of $0.1 million in financing costs, offset by an increase $0.4 million in cash inflows associated with the exercise of stock options under our equity incentive plans and a decrease of $0.3 million in cash outflows associated with lease liabilities and movement in restricted lease deposits.
Cash flows used in financing activities for Fiscal 2025 were $138.7 million compared to $6.2 million in Fiscal 2024. The increase in cash flows used in financing activities was mainly due to a cash outflow of $132.3 million from shares repurchased and cancelled, an increase of $0.2 million in cash outflows associated with lease liabilities and movement in restricted lease deposits and an increase of $0.1 million in financing costs, offset by a decrease in share issuance costs of $0.1 million and an increase of $0.1 million in cash inflows associated with the exercise of stock options under our equity incentive plans.
We believe that our current cash balance, available financing, cash flows from operations and credit available under our credit facility are adequate for the Company’s future operating cash needs.
Contractual Obligations
We have contractual obligations with a variety of expiration dates. The table below outlines our contractual obligations as at March 31, 2025:

	Payments due by period
(In thousands of US dollars)	< 1 Year	1 to 3 Years	4 to 5 Years	>5 Years	Total

Accounts payable and accrued liabilities	73,075	—	—	—	73,075
Other long-term liabilities	—	562	—	—	562
Lease obligations(1)	9,483	12,771	8,804	200	31,258
Significant unconditional purchase obligations(2)	37,210	87,020	14,000	—	138,230

Total contractual obligations	119,768	100,353	22,804	200	243,125
(1)The lease obligations also include short term leases and variable lease payments for our share of tenant operating expenses and taxes. Lease obligations relate primarily to our office space. The lease terms are between one and five years. See note 13 to the audited annual consolidated financial statements for further details regarding leases.
(2)We are subject to certain unconditional hardware purchase obligations and non-cancelable service agreements with service providers and payment processors subject to minimum spend commitments.
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Off-Balance Sheet Arrangements
We have no material off-balance sheet arrangements, other than low value and short-term leases, and other purchase obligations as disclosed under "Contractual Obligations". From time to time, we may be contingently liable with respect to litigation and claims.
Related Party Transactions
We have no material related party transactions, other than those noted in our audited annual consolidated financial statements.
The executive compensation expense for the top five key management personnel is as follows for Fiscal 2025 and Fiscal 2024:

	Fiscal year ended March 31,

(In thousands of US dollars)	2025	2024
	$	$

Short-term employee benefits and termination benefits	2,569	4,374
Share-based payments	11,963	11,778

Total compensation paid to key management personnel	14,532	16,152
Financial Instruments and Other Instruments
Fair Value
The fair value of merchant cash advances was determined based on Level 3 inputs by calculating the present value of the future estimated cash flows based on the terms of the agreements. Key assumptions for Fiscal 2025 include an average repayment period of 8 months, an average discount rate, over the repayment period, of 14% and amounts deemed uncollectible, which includes write offs, of $12.5 million. No reasonably possible change in the key assumptions would lead to a significant change in the fair value of merchant cash advances due to their expected short-term repayment periods.
Transaction-based revenues for Fiscal 2025 includes $35.2 million from merchant cash advances related to fees collected incorporating fair value movement ($17.2 million for Fiscal 2024) and general & administrative expenses for Fiscal 2025 include $12.5 million from merchant cash advances deemed uncollectible, which includes write offs ($6.0 million for Fiscal 2024).
Credit and Concentration Risk
Our credit risk is primarily attributable to our cash and cash equivalents, trade and other receivables, and our merchant cash advances. We do not generally require a guarantee from our customers for trade receivables. Credit risk with respect to cash and cash equivalents is managed by maintaining balances only with high credit quality financial institutions. We do not hold any collateral as security.
Due to our diverse customer base, there is no particular concentration of credit risk related to our trade receivables and merchant cash advances. Moreover, balances for trade receivables and merchant cash advances are managed and analyzed on an ongoing basis to ensure timely collection of amounts.
We maintain a loss allowance for a portion of trade receivables when collection becomes doubtful on the basis described in note 3 of our audited annual consolidated financial statements. Our allowance for expected credit losses ("ECL") includes forward-looking factors specific to the debtors and the economic environment.
In Fiscal 2025, potential effects from uncertainty in the macroeconomic environment on our credit risk have been considered and have resulted in an increase to our allowance for ECLs from what the allowance would have been without factoring in these effects. We continue to monitor macroeconomic conditions and any resulting impacts on our credit risk.
Liquidity Risk
We are exposed to the risk of being unable to honor our financial commitments by the deadlines set, under the terms of such commitments and at a reasonable price. We manage our liquidity risk by forecasting cash flows used in operations and anticipated
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investing and financing activities. We have $558.5 million of cash and cash equivalents as well as a credit facility available as at March 31, 2025, demonstrating our liquidity and ability to pay financial liabilities as they become due.
Foreign Exchange Risk
We are exposed to foreign exchange risk due to financial instruments denominated in foreign currencies. The main currencies which expose us to foreign exchange risk due to financial instruments denominated in foreign currencies include the Canadian dollar, the Euro, the British pound sterling, the Australian dollar and the New Zealand dollar. We have a policy to mitigate our exposure to foreign currency exchange risk by entering into derivative instruments. We have entered into multiple foreign exchange forward contracts. Our currency pair used for cash flow hedges is U.S. dollar / Canadian dollar. We do not use derivative instruments for speculative purposes. The notional principal of our foreign exchange contracts was $113.8 million CAD as at March 31, 2025 (March 31, 2024 - $95.6 million CAD).
The following table provides a summary of our foreign exchange exposures, after taking into account relevant foreign exchange forward contracts, expressed in thousands of U.S. dollars:

2025	CAD	EUR	AUD	GBP	NZD	Other	Total
	$	$	$	$	$	$	$

Cash and cash equivalents and restricted cash	3,600	10,019	3,244	2,759	2,151	1,469	23,242
Trade and other receivables	17,333	4,615	723	1,468	356	279	24,774
Merchant cash advances	14,359	14,291	12,921	7,671	1,348	—	50,590
Contract assets	3,758	6,340	5,876	2,452	1	1,483	19,910
Accounts payable and accrued liabilities	(10,218)	(12,383)	(3,573)	(613)	(2,771)	(3,135)	(32,693)
Other long-term liabilities	(192)	(207)	(41)	(97)	—	(3)	(540)
Lease liabilities	(8,739)	(3,306)	(1,046)	(1,957)	(1,218)	(63)	(16,329)

Net financial position exposure	19,901	19,369	18,104	11,683	(133)	30	68,954
Interest Rate Risk
Interest rate risk is the risk that changes in interest rates will negatively impact earnings and cash flows. Certain of our cash earns interest. Our trade and other receivables and accounts payable and accrued liabilities do not bear interest. We are not exposed to material interest rate risk.
Share Price Risk
Accrued payroll taxes on share-based compensation (social costs) are payroll taxes associated with share-based compensation that we are subject to in various countries in which we operate. Social costs are accrued at each reporting period based on inputs including, but not limited to, the number of stock options and share awards outstanding, the vesting of the stock options and share awards, the exercise price, and our share price. Changes in the accrual are recognized in direct cost of revenues and operating expenses. An increase in share price will increase the accrual for social costs, and a decrease in share price will result in a decrease in the accrual for social costs, all other things being equal, including the number of stock options and share awards outstanding and exercise price remaining constant.
Inflation Risk
We are subject to inflation risk that could have a material effect on our business, financial condition and results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations. If inflation increases, it will likely affect our expenses, including, but not limited to, increased costs to offer our solutions and employee compensation expenses. Furthermore, our customers are also subject to risks associated with inflationary pressures that have and may continue to impact their business and financial condition. Such risks include a reduction in consumer spending and credit or debit card usage, which would negatively impact our financial performance because the number of transactions processed using our payment solutions would decrease, as would the average purchase amount of each transaction.
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Critical Accounting Policies and Estimates
The preparation of our consolidated financial statements requires management to make judgements, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We review these estimates on an ongoing basis based on management’s best knowledge of current events and actions that we may undertake in the future. Actual results could differ from these estimates. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Key estimates and assumptions are outlined below. Management has determined that we operate in a single operating and reportable segment.
Revenue Recognition
The identification of revenue-generating contracts with customers, the identification of performance obligations, the determination of the transaction price and allocations between identified performance obligations, the use of the appropriate revenue recognition method for each performance obligation and the measure of progress for performance obligations satisfied over time are the main aspects of the revenue recognition process, all of which require the exercise of judgment and use of assumptions. We follow the guidance provided in IFRS 15 – Appendix B, Principal versus Agent Considerations for determining whether revenue should be recognized based on the gross amount of consideration paid by the customer or the net amount of consideration retained by us. This determination is a matter of judgment that depends on the facts and circumstances of each arrangement.
Impairment of Non-financial Assets
Our impairment test for goodwill is based on internal estimates of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flow model. Key assumptions on which management has based its determination of fair value less costs of disposal include an estimated discount rate, terminal value multiple, and estimated revenue growth rate. These estimates, including the methodology used, the identification of cash-generating units and how goodwill is allocated, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. Whenever property and equipment, lease right-of-use assets, and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.
During the three months ended March 31, 2025, there were changes in macroeconomic conditions and our share price and market capitalization decreased. This led to the carrying amount of our net assets exceeding our market capitalization as at March 31, 2025. This triggered an impairment test to be performed on the Company's goodwill for our Segment, which is the level at which management monitors goodwill. Our test as at March 31, 2025 resulted in a non-cash impairment charge of $556.4 million related to goodwill during the three months ended March 31, 2025 as the terminal value multiple was negatively impacted by the macroeconomic conditions, and our revenue growth rate was negatively impacted by the macroeconomic impact on our customer's sales.
If the carrying value of our Segment is below our recoverable amount in the future, we may have to recognize further goodwill impairment losses in our results of operations in future periods. This could impair our ability to achieve profitability in the future. Goodwill is more susceptible to impairment risk if business operating results or economic conditions deteriorate. A reduction in the terminal value multiple, an increase in the discount rate or a decrease in the revenue growth rate could cause impairment in the future. We are required to perform our next annual goodwill impairment analysis on December 31, 2025, or earlier should there be a goodwill impairment trigger before then. For additional information, see note 16 of the audited annual consolidated financial statements for Fiscal 2025.
Recoverability of Deferred Tax Assets and Current and Deferred Income Taxes and Tax Credits
Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. We establish provisions based on reasonable estimates for possible consequences of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.
Deferred income tax assets are recognized for unused tax losses and deductible temporary differences to the extent it is probable that taxable income will be available against which the losses and deductible temporary differences can be utilized. Management’s judgment is required to determine the amount of deferred income tax assets that can be recognized, based upon the likely timing and the level of future taxable income together with future tax planning strategies.
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Share-Based Compensation
We measure the cost of equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant, which depends on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the option, volatility, interest rate and dividend yield.

Provisions

We are involved in litigation and claims from time to time. There can be no assurance that these litigations and claims will be resolved without costly litigation nor in a manner that does not adversely impact the financial position and operating results of the Company. Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. In determining the probability of a loss and consequently determining a reasonable estimate, management is required to use significant judgment. Assumptions applied reflect the most probable set of economic conditions and planned courses of action by the Company at the time, but these too may differ over time. Given the uncertainties associated with any litigation, the actual outcome can be different from our estimates and could adversely affect the financial position and operating results of the Company. For additional information, see note 24 of the audited annual consolidated financial statements for Fiscal 2025.
Internally Generated Intangible Assets
We recognize internal development costs as intangible assets only when the following criteria are met: the technical feasibility of completing the intangible asset exists, there is an intent to complete and an ability to use or sell the intangible asset, the intangible asset will generate probable future economic benefits, there are adequate resources available to complete the development and to use or sell the intangible asset, and there is the ability to reliably measure the expenditure attributable to the intangible asset during its development. Internally generated intangible assets are amortized using the straight-line method over the estimated useful lives of the internally generated intangible assets from the point the asset is available for use.
New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the International Accounting Standards Board ("IASB") or other standard-setting bodies, and are adopted as of the specified effective date.
New and Amended Material Accounting Policies Adopted by the Company
The IASB has issued amendments to IAS 1 Presentation of Financial Statements affecting the presentation of liabilities as current or non-current in the statement of financial position, amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to enhance the transparency of supplier finance arrangements by including disclosure requirements, and amendments to IFRS 16 Leases to include variable payments when measuring a lease liability arising from a sale-and-leaseback transaction. These amendments to IAS 1, IAS 7, IFRS 7 and IFRS 16 are effective for annual periods beginning on or after January 1, 2024, with early application permitted. We have adopted these amendments as of April 1, 2024. The adoption did not change any classification of financial liabilities, and there was no impact on our accounting policies or the consolidated financial statements as a result of adopting such amendments.
There were no other IFRS Accounting Standards effective within Fiscal 2025 or International Financial Reporting Interpretations Committee (IFRIC) interpretations that had a material impact on our accounting policies or the consolidated financial statements.
New and Amended Material Accounting Policies Issued but not yet Effective
At the date of authorization of these financial statements, we have not yet applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective.
In August 2023, the IASB issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates to clarify how to assess and account for situations where a currency is not exchangeable into another. This amendment is effective for annual
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periods beginning on or after January 1, 2025. We do not expect that the adoption of this standard will have a material impact on our consolidated financial statements in future periods.
In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures to clarify the recognition and derecognition of some financial assets and liabilities including introducing a new exception for certain financial liabilities settled using an electronic payment system before the settlement date. The amendments also clarify the classification of certain financial assets and introduces disclosure requirements for financial instruments with contingent features and equity instruments classified at fair value through other comprehensive income. This amendment is effective for annual periods beginning on or after January 1, 2026. We are currently evaluating the impact of this amendment on our consolidated financial statements.
The IASB has also issued IFRS 18 Presentation and Disclosure in Financial Statements which includes requirements for the presentation and disclosure of information in general purpose financial statements to help ensure they provide relevant information that faithfully represents an entity's assets, liabilities, equity, income and expenses. The new IFRS 18 standard is effective for annual periods beginning on or after January 1, 2027. We are currently evaluating the impact of this standard on our consolidated financial statements.
Outstanding Share Information
Lightspeed is a publicly traded company listed under the symbol "LSPD" on both the TSX and the New York Stock Exchange. Our authorized share capital consists of (i) an unlimited number of subordinate voting shares and (ii) an unlimited number of preferred shares, issuable in series, of which 137,386,825 subordinate voting shares and no preferred shares were issued and outstanding as of May 20, 2025.
As of May 20, 2025, there were 122,293 options outstanding under the Company’s Amended and Restated 2012 Stock Option Plan, as amended (of which 122,293 were vested as of such date), and 10,140,451 options outstanding under the Company’s Third Amended and Restated Omnibus Incentive Plan, as amended (the "Omnibus Plan") (of which 5,208,573 were vested as of such date). Each such option is or will become exercisable for one subordinate voting share.
As of May 20, 2025, there were 8,326 options outstanding under the ShopKeep Inc. Amended and Restated 2011 Stock Option and Grant Plan (of which 8,326 were vested as of such date), which plan the Company assumed on closing of its acquisition of ShopKeep on November 25, 2020. Each option is or will become exercisable for one subordinate voting share.
As of May 20, 2025, there were 175,198 DSUs outstanding under the Company’s Omnibus Plan. Each such DSU will, upon the holder thereof ceasing to be a director, executive officer, employee or consultant of the Company in accordance with the Omnibus Plan, be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares.
As of May 20, 2025, there were 6,649,051 RSUs outstanding under the Company’s Omnibus Plan (of which 2,010,297 were vested as of such date). Each such RSU, upon vesting, may be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares.
Disclosure Controls and Procedures and Internal Control Over Financial Reporting
Disclosure Controls and Procedures
Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) are designed to provide reasonable assurance that information required to be disclosed in reports filed with the Securities and Exchange Commission are recorded, processed, summarized and reported in a timely fashion. The disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in such reports is then accumulated and communicated to the Company’s management to ensure timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer, along with management, have evaluated and concluded that the Company’s disclosure controls and procedures as at March 31, 2025 were effective.
Management's Annual Report on Internal Control over Financial Reporting
Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is
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designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards.
Management, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company's internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management, including the Chief Executive Officer and Chief Financial Officer, have determined that the Company's internal control over financial reporting was effective as at March 31, 2025.
Attestation Report of the Independent Registered Public Accounting Firm
The effectiveness of the Company's internal control over financial reporting as at March 31, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their opinion on the audited annual consolidated financial statements for March 31, 2025.
Changes in Internal Control over Financial Reporting
During the year ended March 31, 2025, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.
Limitations of Controls and Procedures
Management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
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